9/7

05010997

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pacific Andes Int'l Holdings

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 09 2005
THOMSON FINANCIAL

FILE NO. 82- 4031

FISCAL YEAR 3-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 9/7/05



Annual Report 2004

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

CONTENTS

CORPORATE PROFILE

Pacific Andes International Holdings Limited supplying frozen food products since 1986. The Company now sources, processes and distributes a diverse range of frozen food products to 36 countries worldwide covering the People's Republic of China, North and South America, Europe, Africa and Asia. Our client base ranges from wholesalers, retailers, processors, reprocessors and institutional customers.

The Company was listed on the Hong Kong Stock Exchange in 1994, headquartered in Hong Kong with offices in the PRC, Singapore, Russia and North America. In 1996 the Group's resource development and trading division, Pacific Andes (Holdings) Limited, was separately listed on the Singapore Exchange Securities Trading Limited.

CORPORATE OBJECTIVE

Our goal is to be a vertically integrated global food company that sources, produces, processes, and distributes its nutritious frozen food products through a highly diversified distribution network to meet the needs of value-orientated and health conscious consumers around the world.

CORPORATE INFORMATION

Board of Directors

Executive
Ng Swee Hong, *Chairman*
Ng Joo Siang, *Managing Director*
Teh Hong Eng
Ng Joo Kwee
Ng Joo Puay, Frank
Ng Puay Yee
Cheng Nai Ming

Independent Non-Executive
Kwok Lam Kwong, Larry
Lew V Robert

Audit Committee

Kwok Lam Kwong, Larry
Lew V Robert

Company Secretary

Cheng Nai Ming

Solicitors

Baker & McKenzie

Auditors

Deloitte Touche Tohmatsu

Principal Bankers

Bank Mandiri
Bank of China
Calyon
Hang Seng Bank
Hongkong Bank
Rabobank
Standard Chartered Bank

Registered Office

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal Office

Rooms 3201–3215
Hong Kong Plaza
188 Connaught Road West
Hong Kong

Principal Registrars & Transfer Office in Bermuda

The Bank of Bermuda Limited
6 Front Street
Hamilton HM11
Bermuda

Branch Registrars & Transfer Office in Hong Kong

Secretaries Limited
G/F
BEA Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

- **Resource Development & Trading Division**
  - Vegetable and Plantation
    - PRC Processing
  - Transport & Ship Agency
    - Ship Agency Department
    - Logistics Supply
    - Chartering Department
    - Transportation Vessels
  - Global Sourcing & Supply
    - Sourcing Department
      - International Procurement
      - Russian Business
    - Supply Department
      - International Sales
      - PRC Sales
  - Fishing Operation
- **Processing & Distribution Division**
  - Seafood Processing
    - North American Processing
      - National Fish & Seafood, Inc. (60%)
    - PRC Processing
      - Subcontracting Department
        - 16 subcontracting plants in the PRC
      - Direct Processing Department
        - 3 self-operated plants
  - Marketing Department
    - North American Sales
    - European Sales
    - PRC Sales
  - Distribution Department
    - North American Distribution
      - National Fish & Seafood, Inc. (60%)
    - PRC Distribution
      - Pelican Food
    - European Distribution

MANAGING DIRECTOR'S STATEMENT AND ANALYSIS

I am pleased to report another year of excellent financial results for Pacific Andes International Holdings Limited ("Pacific Andes" or the "Company") and its subsidiaries (the "Group").

This year marks a significant milestone for Pacific Andes – the Group celebrates the 10th anniversary of becoming listed on the Main Board of The Hong Kong Stock Exchange. Over the past decade, we have demonstrated an ability to rise above the different challenges posed by an increasingly complex global economy and to capture opportunities for business and market expansion. We believe that remaining true to our visions, and insisting on providing our customers with quality products and reliable services, are the cornerstones of Pacific Andes' phenomenal success. The Group's financial records over the last decade validate our flexible and integrated business model, a model that encompasses direct sourcing, processing and distribution.

Financial Highlights



HK$ million
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,547
3,849
4,393
2002
2003
2004

Year ended 31 March

Turnover

In FY2004, the Group recorded a 14.1% increase in turnover to HK$4,393 million. The sales growth was prompted primarily by the continued increasing demand for frozen fish and seafood products from our existing markets.

Operating Profit



HK$ million
250
200
150
100
50
0
190
196
227
2002
2003
2004

Year ended 31 March

Profit Attributable to Shareholders



HK$ million
120
100
80
60
40
20
0
80
95
112
2002
2003
2004

Year ended 31 March

During the year, the Group's profitability improved. Operating profit increased by 15.9% to HK$227 million. Profit attributable to shareholders increased from HK$95 million to HK$112 million in FY2004, representing an increase of 17.9%.

Gross Profit Margin


12.00%
10.21
9.78
10.25
8.00%
4.00%
0.00%
2002
2003
2004

Year ended 31 March

Net Profit Margin


4.00%
2.99
3.21
3.37
3.00%
2.00%
1.00%
0.00%
2002
2003
2004

Year ended 31 March

The Group's gross profit margin also improved from 9.78% last year to 10.25% this year, as the result of increased direct sales and marketing via strategic partners. Net profit margin increased from 3.21% to 3.37% (Net profit margin = Profit before minority interest/Total sales).

Earnings Per Share


HK cents
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
12.2
13.7
14.8
2002
2003
2004

Year ended 31 March

Reflecting our higher profitability, earnings per share for the year were HK14.8 cents compared with HK13.7 cents in 2003, an increase of 8.0%.


HK$million
1400
1200
1000
800
600
400
200
0
693
771
1,231
2002
2003
2004

At 31 March


HK$
1.25
1.20
1.15
1.10
1.05
1.00
0.95
1.06
1.08
1.23
2002
2003
2004

At 31 March

Shareholders' Fund

Shareholders' fund increased 60% to HK$1,231 million as a result of placement of 145 million shares and subscription of warrants which raised HK$244 million and HK$119 million respectively. The broader capital base provides strong working capital for future expansion, including enabling the Group to finance the building of a new processing plant.

Net Assets Per Share

Net assets per share increased 13.9% to HK$1.23.


Times
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2.30
2.70
2.98
2002
2003
2004

Year ended 31 March

Interest Cover

As the Group's operating margin improved, interest cover rose to 2.98 times, compare with last year's 2.70 times.


Days
100
80
60
40
20
0
92
72
82
2002
2003
2004

Year ended 31 March

Stock Turnover

Stock turnover stood at 82 days.


Days
80
60
40
20
0
48
47
56
2002
2003
2004

Year ended 31 March

Debtors Turnover and Trade Receivables

The debtors turnover period increased from 47 days to 56 days. Meanwhile, trade receivables also rose 35% to HK$672 million. The sharp increase was due to the delay in the allocation of fishing quota by the Russian government, which delayed the commencement of fishing operations. This delay invariably affected the sourcing activities of the Group in the 4th quarter of FY2004. Unlike previous years, when our sourcing activities commenced in January, this year the bulk of our sourcing activities commenced during March, which created an impact across the supply chain, ultimately affecting receipt of payment from clients. This accounts for the temporary surge in the accounts receivables balance at the end of the year.

Total Borrowings Level


HK$ million
1,600
1,400
1,200
1,000
800
600
400
200
0
918
775
1,323
2002
2003
2004

At 31 March

Debt-to-Equity Ratio


100.00%
80.00%
60.00%
40.00%
20.00%
0.00%
87
53
60
2002
2003
2004

At 31 March

As at 31 March 2004, total bank borrowings stood at HK$1,323 million, an increase of 71% from HK$775 million in the previous year. The sharp increase was a result of the delay in the fishing season, which in turn delayed the Group's sourcing operation. To ensure a smooth flow of working capital for funding inventory and trade receivables, the Group undertook short-term bank borrowings. Net debt to equity ratio was maintained at 60%. Net debt represents interest-bearing borrowings less discounting advances drawn on trade receivables with insurance coverage and cash and deposits with financial institutions. Equity comprises shareholders' funds and minority interests.

APPROPRIATIONS

In line with the Group's persistent dividend policy of distributing one-third of the Group's net profit for payment to shareholders once every year, the board of directors proposes final dividend of HK4.9 cents per ordinary share to shareholders.

REVIEW OF BUSINESS

FY2004 was a successful year for Pacific Andes. The Company recorded another year of strong earnings growth with significant improvement in our operating initiatives and overall financial flexibility. Although global uncertainty and the outbreak of the Severe Acute Respiratory Syndrome ("SARS") posed challenges for us, we remained committed to and focused on our clearly articulated corporate mission – to become a fully integrated global food company. Adhering to stringent quality and International food safety standards, our frozen seafood and vegetables were sold globally and encouraging growth was recorded. The overall frozen seafood consumption in our markets continued to increase, helped partly by our broadened sales strategy and enhanced processing capabilities.

REVIEW OF BUSINESS – Continued

Consistent with our previously articulated strategy on corporate development, we aim to supplement our organic growth with selective investments and acquisitions. The Group's two most recent acquisitions reflect this approach. The Group acquired the Matlaw's Frozen Seafood Product Line ("Matlaw") from Frozen Specialties Inc. in August 2003. The acquisition included the Matlaw's brands of stuffed clam, crab and scallop products, formulae, production equipment and inventory. The well recognized Matlaw's® brand not only promises substantial profitability for Pacific Andes, but also provides a strong leverage for us to introduce new product offerings through Matlaw's existing channels and customer base.

In March 2004, the Group entered into a conditional sale and purchase agreement to acquire 49.9% interest in China Fisheries International Limited ("CFIL"). The acquisition of CFIL is an important milestone in Pacific Andes' corporate development and integration program. The strategic move allows us to have greater access to supply of raw materials, and helps us to further integrate our sourcing operations, thereby enhancing our operational efficiencies.

OPERATIONS REVIEW

Market Analysis


E Europe 1%
3% Japan
1% Others
W Europe 21%
53% PRC
N America 21%

The PRC has been Pacific Andes' major revenue contributor, accounting for 53.4% of the total sales mix for FY2004. The growing affluence of China's population and their rising purchasing power, coupled with increasing emphasis on the importance of a healthy lifestyle, will continue to shift their dietary habits towards more seafood products. According to the Food and Agricultural Organization ("FAO") Food Balance Sheet, China's fisheries consumption per capita was about 24.8kg in 2001, representing a significant increase when compared with 11.5kg in 1990. Our sales in the PRC market increased 21.5% to HK$2.34 billion, against HK$1.93 billion last year.

In FY2004, Western Europe surpassed the United States ("U.S.") and became our second largest market, with sales increased by 18.7% to HK$939 million. The prevailing preference for light meals and convenience products among Europeans makes it a crucial import market for fish fillets of the Group. The Compound Annual Growth Rate of sales of fish fillets by us to this market from 1999 to 2003 was 43% reflected the rising trend in demand.

Sales to North America remained stable at HK$901 million in FY2004.

OPERATIONS REVIEW – Continued

Product Analysis



Vegetables 1%
1% Shipping
Fillets & Portions 43%
55% Frozen Fish

Seafood Division

Founded upon the frozen seafood business about two decades ago, the seafood division of Pacific Andes has matured to become one of the world's leading processors and suppliers of frozen seafood. In FY2004, the Group recorded sales of HK$4.3 billion of frozen seafood products. This equates to approximately 283,000 metric tonnes of frozen seafood products, an increase of 16% compared to 244,000 metric tonnes last year.

Sourcing and trading

During the year, the Group sold approximately 192,000 metric tonnes of frozen fish, compared with last year's 168,000 metric tonnes, with sales increased by 15.9% to HK$2.44 billion. Sold primarily to the PRC market, frozen fish remained the largest contributor to the Group's turnover, accounting for 55.6% of the total sales.

Processing

Sales of fillets and portions increased 11.8% to HK$1.88 billion, accounting for 42.9% of the total sales mix. The growth in sales in general was driven by the continual relocation of fillet and portion processing from different parts of the world to the PRC. In FY2004, the Group sold 91,000 metric tons of frozen fillets and portions, representing an increase of 21%.

Positioning the company as a vertically integrated food supplier, Pacific Andes has been exploring opportunities to expand our product range. During the year, the Group introduced processed salted fish fillet products for the Hispanic market in the U.S. and Mediterranean countries like Spain, Portugal and Greece. We believe that there is significant potential for us to offer more products in these markets.

OPERATIONS REVIEW – Continued

Product Analysis – *continued*

Vegetable and Plantation Division

Sale of vegetables recorded a turnover of HK$44 million, representing an increase of 9% over last year. The Western market accounted for 68% of total vegetable sales. The most popular products among our customers are spinach, broccoli and onions. In comparison to our well-established seafood business, vegetable sales remain small. However, since introducing vegetable sales 5 years ago, we have been encouraged by a steady growth and are confident that the vegetable and plantation business will significantly contribute to our future growth.

Food Safety

With a goal to set an industry-wide standard and nation-wide awareness of food safety, Pacific Andes established the first independent commercial food residue analysis laboratory, Sino Analytica Laboratory ("Sino Analytica"), in the PRC in May 2003. Sino Analytica has its specific focus on food analysis. Its techniques are based upon the Standard Operating Procedures used by Central Science Laboratory and recognized by the United Kingdom Accreditation Service. The laboratory, which has been awarded accreditation to the international standard ISO17025, offers supporting services to a wide range of Chinese and international enterprises, doing its part to ensure that food products from China reach and even surpass accepted international standards.

Liquidity and Financial Resources

As of 31 March 2004, our total bank borrowings increased by 71%, from HK$775 million in 2003 to HK$1,323 million. Because of the delay in commencement of our fishing season, the major portion of our sourcing activities this year commenced during March. As a result, we increased the usage of short-term borrowings to fund the inventory and trade receivables during this period.

As of 31 March 2004, our cash on hand increased to HK$362 million, compared with HK$221 million in 2003.

As of 31 March 2004, the Group's equity increased by 60% to HK$1.23 billion. In February 2004, the Group raised HK$244 million via a placement of 145 million new shares. In addition, the Group raised HK$119 million through the subscription of warrants during the year. The broadened capital base enabled Pacific Andes to finance the construction of a new processing plant and provides the Group the working capital needed for business expansion.

Net debt to shareholders' equity ratio stood at 60% in 2004.

As the Group does not maintain a significant open position in any foreign currency at any time, it has minimal exposure to currency risk. The Group actively protects its foreign currency vulnerabilities through natural hedges, forward contracts and options. Speculative currency transactions are strictly prohibited.

Shares in certain subsidiaries were pledged as securities for the inventory financing obtained from bankers.

OPERATIONS REVIEW – Continued

Employees and Remuneration

As at 31 March 2004, the Group had a total number of 5,180 employees. Remuneration packages offered to employees are in line with industry standards and reviewed annually. The award of bonuses is decided based on the performance of individual employee as well as the Group's performance. Other staff benefits include medical allowance and mandatory provident fund. The Company and its non-wholly owned subsidiary, Pacific Andes (Holdings) Limited, each has an employees' share option scheme to allow the granting of share options to selected eligible employees depending on their contribution to the company.

OUTLOOK

Looking forward, we will focus on identifying opportunities for Pacific Andes to further expand our product range and market presence in existing and new markets. This requires remaining steadfast to our commitment and our global vision. Our flexible business model gives us latitude to develop new product areas and distribution channels that will enable us to better meet our customers' needs.

To boost our profit margins, we will continue to devise new and focused business strategies to improve our operations. We will also strengthen our relationships with both our customers and our suppliers. Our ability to deliver to the customers what they need, as and when they need it, is a key reason for our success.

Sourcing

Capitalizing on the establishment of Zhonggang Fisheries Limited, we intend to conduct research and identify new and under-utilized seafood species to feed the global population. Approximately 47% of the fish captured from the sea today are used for non-food consumption. In addition, there are many cases of over-fishing and wastage. Our contribution to the global fish industry in exploring, processing and developing a previously under-utilized specie such as Alaskan Pollack, to now considered one of the most highly demanded and consumed white fish in the world, is an example of our capability and our commitment to our vision.

Processing

As customers worldwide search for solutions in terms of quality, price and responsiveness, they are increasingly turning to China to serve their supply chain needs. We are confident that no other company in China can provide a large scale, globally-oriented and flexible business model comparable to those offered by Pacific Andes.

By constructing a new plant, we will increase our existing processing capacity and have greater flexibility in producing value-added products and product variety. We are also ready to further expand our capacity through out-sourcing processing to quality plants in the PRC. All these initiatives are expected to significantly improve our operational efficiencies and in turn strengthen our position in the global market.

OUTLOOK – Continued

Fine foods development

As part of our strategy towards full vertical integration, we have recently set up a new Fine Foods division to develop and process higher value and specialized products such as like breaded, marinated, glazed and grill-marked fillets and portions. We believe this division will be the driving force behind our next phase of growth.

Direct distribution in the PRC

The sale of frozen fish in China will continue to be our major revenue generator. As the country develops and disposable income rises, the demand for fish will continue to grow. According to the most recent FAO trade statistics for 2002, China is now the eighth largest importer of fish. We plan to further strengthen our distribution operation in the PRC so as to further enhance our market penetration and presence.

APPRECIATION

On behalf of the Board, I would like to express my sincere gratitude to our customers, suppliers, bankers, business partners and shareholders for their continuous support. I would also like to thank our staff, as well as the fishermen and farmers associated with our business for their contribution to our good results this year.

With great optimism, I look forward to fulfilling more of the vision and potential of Pacific Andes in the years ahead. I am sure our hard work will continue to bring in lucrative returns for our shareholders.

Very truly yours,

Ng Joo Siang
Managing Director

29 June 2004

Executive Directors

Mr. Ng Swee Hong, 69, is the founder and chairman of the Company. Mr. Ng advises on overall policy of the Group and has over 40 years experience in the trading of commodities and other products, including more than 20 years experience in the seafood business.

Mr. Ng Joo Siang, 45, is the managing director of the Company responsible for overall corporate policy making, strategic planning, development, investment and management of the Group. Mr. Ng graduated from Louisiana State University, Baton Rouge, Louisiana in the U.S., majoring in international trade and finance, and has over 20 years experience in the trading of seafood products. Prior to joining the Company in 1986, Mr. Ng was involved in the ship agency business and the chartering and operation of ocean-going vessels calling at various Asian ports.

Madam Teh Hong Eng, 68, is the executive director of the Company responsible for general administration and strategic planning. She joined the Group in 1986 and has over 27 years experience in administration and financial investment.

Mr. Ng Joo Kwee, 43, is the executive director of the Company responsible for all production of frozen seafood and vegetable products, in the PRC. Mr. Ng studied in the U.S. at Southeastern Louisiana University in Hammond, Louisiana. From 1983 to 1989, Mr. Ng was president of a fish trading company in Taiwan. In 1989, Mr. Ng joined the Group as general manager of PRC operations, responsible for daily operations, trading activities and the sourcing of frozen seafood products from South America, India, the PRC and Russia. In 1994, Mr. Ng resigned from the Company, but rejoined in March 1996.

Mr. Ng Joo Puay, Frank, 41, is the executive director of the Company. He is responsible for international sales and marketing of the Group's frozen seafood products outside the PRC. Mr. Ng graduated from Loyola University in New Orleans, Louisiana, in the U.S., majoring in business administration. He has over 17 years experience in the seafood trading business. Prior to joining the Company in 1987, Mr. Ng was the trading manager of a fish trading company in Taiwan for three years.

Ms. Ng Puay Yee, Jessie, 31, is the executive director of the Company. She is responsible for sourcing frozen seafood products for sale in the PRC market. She is also responsible for the international sales and marketing of frozen seafood products to markets other than the PRC. Ms. Ng graduated from Indiana University at Bloomington, USA. She joined the Group in 1995.

Mr. Cheng Nai Ming, 40, is finance director and company secretary for the Group. He is responsible for corporate finance as well as overall financial management and planning. Mr. Cheng graduated from the University of Hong Kong majoring in social science and is an associate member of the Hong Kong Society of Accountants. Prior to joining the Company in early 1994, Mr. Cheng was with an international accounting firm in Hong Kong for over 6 years.

Independent Non-Executive Directors

Mr. Kwok Lam Kwong, Larry, J.P., 48, is a solicitor practising in Hong Kong, and is currently the Managing Partner of Kwok and Yih. Mr. Kwok is also qualified to practise in Australia, England and Singapore. He is a fellow of the Hong Kong Society of Accountants and CPA Australia respectively. Mr. Kwok graduated from the University of Sydney, Australia, with a Bachelor's Degree in economics (major in accounting and economics) and law respectively, and a Master's Degree in law.

Mr. Kwok is currently the Vice-Chairman of the Consumer Council, a member of the Hospital Governing Committee of Kwai Chung Hospital/Princess Margaret Hospital, a member of the Traffic Accident Victims Assistance Advisory Committee and a member of the Trade and Industry Advisory Board in Hong Kong. He is also a member of the Political Consultative Committee of Guangxi in the People's Republic of China.

Mr. Lew V Robert, 48, is a certified public accountant in Hong Kong. He graduated from the University of British Columbia in Canada in 1979. He has been an associate member of the Hong Kong Society of Accountants since 1986, and a member of the Alberta Institute of Chartered Accountants since 1982. Previously, Mr. Lew worked for Thorne Riddell in both Calgary and Ottawa from 1980 to 1986, and is currently a practising director of BKR Lew & Barr Limited, a certified public accounting corporation.

The directors present their annual report and the audited financial statements for the year ended 31 March 2004.

PRINCIPAL ACTIVITIES

The Company acts as an investment holding company and provides corporate management services to group companies. Its subsidiaries are principally engaged in global sourcing, processing on shore and international distribution of a variety of frozen seafood products, fuel-trading-at-sea, the provision of shipping and agency services and the cultivation, processing and supply of vegetables.

An analysis of the Group's turnover and contribution to operating profit for each of its principal activities and geographical markets is set out in note 4 to the financial statements.

CUSTOMERS AND SUPPLIERS

The five largest customers of the Group together accounted for approximately 34.9% of the Group's turnover, with the largest customer accounting for 13.7%. The five largest suppliers of the Group together accounted for approximately 45.1% of the Group's total purchases, with the largest supplier accounting for 15.7%.

At no time during the year did a director, an associate of a director or a shareholder of the Company which, to the knowledge of the directors of the Company owns more than 5% of the Company's share capital, have an interest in any of the Group's five largest customers or suppliers.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31 March 2004 are set out in the consolidated income statement on page 25.

The directors recommend the payment of a final dividend of HK4.9 cents per share to the shareholders whose names appear on the Register of Members of the Company at the close of business on 9 September 2004 amounting to HK$48,942,000 and the retention of the remaining profit for the year of HK$62,688,000.

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group spent approximately HK$36,096,000 on property, plant and equipment principally for the purpose of expansion of production capacity of the factories situated in the People's Republic of China (the "PRC") and the United States of America.

Details of these and other movements in the property, plant and equipment of the Group are set out in note 14 to the financial statements.

INVESTMENT PROPERTIES

The Group has revalued its investment properties at 31 March 2004.

Details of movements in investment properties of the Group are set out in note 15 to the financial statements.

SUBSIDIARIES AND ASSOCIATES

Details of the Company's principal subsidiaries and the Group's principal associates at 31 March 2004 are set out in notes 42 and 43 to the financial statements respectively.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed shares during the year except for the disposal of the entire Company's shares held by one of the Company's subsidiary as mentioned in note 20 to the financial statements.

SHARE CAPITAL, SHARE OPTIONS AND WARRANTS

Details of movements in the share capital, share options and warrants are set out in notes 30, 31 and 32 to the financial statements respectively.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's bye-laws or the laws in Bermuda.

BORROWINGS

Details of bank borrowings of the Group are set out in note 28 to the financial statements.

No interest was capitalised by the Group during the year.

DIRECTORS

The directors of the Company during the year and up to the date of this report are:

Executive directors:

Ng Swee Hong *(Chairman)*
Ng Joo Siang *(Managing Director)*
Teh Hong Eng
Ng Joo Kwee
Ng Joo Puay, Frank
Ng Puay Yee
Cheng Nai Ming

Independent non-executive directors:

Lew V Robert
Kwok Lam Kwong, Larry

In accordance with the provisions of the Company's bye-laws, Ng Joo Kwee, Ng Joo Puay, Frank and Cheng Nai Ming retire and, being eligible, offer themselves for re-election. All remaining directors continue in office.

The term of office for each non-executive director is the period up to his retirement by rotation in accordance with the Company's bye-laws.

DIRECTORS' SERVICE CONTRACTS

Each of Ng Joo Siang, Teh Hong Eng, Ng Joo Kwee, Ng Joo Puay, Frank and Cheng Nai Ming has entered into a service agreement with a Company's subsidiary. These service agreements shall be valid unless terminated for cause or by either party giving at least one year's written notice, except for the service agreement of Cheng Nai Ming which requires at least six months' written notice.

Other than as disclosed above, none of the directors proposed for re-election at the forthcoming annual general meeting has a service contract which is not determinable by the Group within one year without payment of compensation other than statutory compensation.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS

(i) Shares

At 31 March 2004, the interests and short positions of the directors and their associates in the shares of the Company, as recorded in the register maintained by the Company pursuant to Section 352 of the Securities and Futures Ordinance ("SFO") were as follows:

	Number of ordinary shares held (long positions)			
Name of directors	*Personal interests*	*Family interests*	*Corporate interests*	*Percentage of the issued share capital of the Company*
Ng Swee Hong	–	–	505,785,438 *(note a)*	50.64%
Ng Joo Siang	–	422,000 *(note b)*	–	0.04%
Ng Puay Yee	576,000	–	–	0.06%
Cheng Nai Ming	1,745,280	–	–	0.17%

Notes:

(a) These shares are registered in the name of N.S. Hong Investment (BVI) Limited, representing approximately 50.64% of the issued share capital of the Company, and Mr. Ng Swee Hong is deemed to be interested in these shares by virtue of the fact that N.S. Hong Investment (BVI) Limited, a corporation, is accustomed to act in accordance with his direction.

(b) These shares are held under the name of the spouse of Ng Joo Siang.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS – Continued

(ii) Share option scheme

Particulars of the share option scheme are set out in note 31 to the financial statements.

The following table discloses directors' personal interests and employees' interest in share options to subscribe for shares in the Company:

	Period during which option are exercisable	Subscription price per share HK$	Date of grant	Number of share options and underlying shares held Outstanding at 1.4.2003	Exercised during the year	Outstanding at 31.3.2004
Category 1: Directors						
Ng Puay Yee	11.7.1999 to 10.7.2004	1.1168	10.7.1997	600,000	–	600,000
Cheng Nai Ming	25.10.1998 to 24.10.2003	0.9440	24.10.1996	2,000,000	(2,000,000)	–
	21.8.2000 to 20.8.2005	0.3336	21.2.2000	4,000,000	–	4,000,000
Total number of share options held by directors				6,600,000	(2,000,000)	4,600,000
Category 2: Employees						
Total number of share options held by employees	25.10.1998 to 24.10.2003	0.9440	24.10.1996	600,000	(600,000)	–
Total number of share options granted				7,200,000	(2,600,000)	4,600,000

No share option was granted by the Company during the year.

Other than as disclosed above, none of the directors or chief executives or their respective associates had any personal, family, corporate or other interests or short positions in any securities of the Company or any of its associated corporations as defined in the SFO.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

Other than as disclosed above, at no time during the year was the Company or its holding company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

DIRECTORS' INTEREST IN CONTRACTS OF SIGNIFICANCE

No contract of significance to which the Company or its holding company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

SUBSTANTIAL SHAREHOLDERS

As at 31 March 2004, the register of substantial shareholders maintained by the Company pursuant to Section 336 of the SFO shows that the following shareholder had notified the Company of relevant interests and short positions in the issued share capital of the Company.

Name of shareholders	*Capacity*	*Number of issued Ordinary shares held (long position)*	*Percentage of the issued share capital of the Company*
Ng Swee Hong	Beneficial owner	505,785,438[1]	50.64%
Cheah Cheng Hye	Beneficial owner	83,539,836[2]	8.36%

Notes:

(1) These shares are registered in the name of N. S. Hong Investment (BVI) Limited and Mr. Ng Swee Hong is deemed to be interested in these shares by virtue of the fact that N. S. Hong Investment (BVI) Limited, a corporation, is accustomed to act in accordance with his direction.

(2) Cheah Cheng Hye holds a total of 83,539,836 shares by virtue of his deemed interest in the shares held by Value Partners Limited.

Other than as disclosed above, the Company has not been notified of any other relevant interests or short positions in the issued share capital of the Company as at 31 March 2004.

CONNECTED TRANSACTIONS

The Group had also entered into the following transactions with National Fish & Seafood Inc. ("NFS") and its subsidiary, in which the Group has a 60% attributable interest, and Pacific Andes (Holdings) Limited ("PAH") and its subsidiaries in which the Group has a 58% attributable interest:

	HK$'000
Dividend paid to NFS	556
Sales of frozen seafood to NFS and its subsidiary	12,227
Purchases of frozen seafood from NFS and its subsidiary	15,687
Interest income received from NFS and its subsidiary	112
Administrative income received from PAH and its subsidiaries	11,728
Interest income received from PAH and its subsidiaries	20

CONNECTED TRANSACTIONS – Continued

The interest income was calculated at interests rates ranging from 1.22% to 1.44% per annum on the outstanding amounts due from PAH and its subsidiaries and outstanding amounts due from NFS and its subsidiary respectively. The administrative income received from PAH and its subsidiaries was calculated in accordance with the management agreement signed on 3 September 1996 upon the listing of the shares of PAH on Singapore Exchange Securities Trading Limited and updated by a supplemental agreement dated 22 July 2003. Sales and purchases of frozen seafood were carried out at market price or, where no market price was available, at cost plus a percentage profit mark-up. These transactions were in the ordinary and usual course of business.

During the year, the Company executed guarantees to certain banks in respect of banking facilities in the amount of HK$138,897,000 granted to NFS and its subsidiary and in the amount of HK$390,380,000 to PAH and its subsidiaries. These guarantees given by the Company were in the ordinary and usual course of business.

Besides, PAH and its subsidiaries executed guarantees to certain banks in respect of banking facilities in the amount of HK$220,975,000 granted to the Group and the Company.

DONATIONS

During the year, the Group made charitable and other donations amounting to HK$1,151,000.

CORPORATE GOVERNANCE

The Company has complied throughout the year ended 31 March 2004 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Code of Best Practice") except that its non-executive directors are not appointed for a specific terms. Pursuant to the bye-laws of the Company, the directors, including non-executive directors of the Company will retire by rotation on an average of every three years and their appointments will be reviewed when they are due for re-election which, in the opinion of the Company, meets the same objective as the guidelines, set out in the Code of Best Practice.

AUDITORS

A resolution will be submitted to the annual general meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board

Ng Joo Siang
MANAGING DIRECTOR

29 June 2004

TO THE SHAREHOLDERS OF PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 25 to 73 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent conclusion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 March 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

29 June 2004

CONSOLIDATED INCOME STATEMENT

For the year ended 31 March 2004

	Notes	2004 HK$'000	2003 HK$'000 (Restated)
Turnover	4	4,393,427	3,849,254
Cost of sales		(3,943,102)	(3,472,783)
Gross profit		450,325	376,471
Other operating income	5	13,235	19,536
Selling and distribution expenses		(102,909)	(62,370)
Administrative expenses		(127,110)	(135,134)
Other operating expenses	6	(6,299)	(2,365)
Profit from operations	7	227,242	196,138
Finance costs	8	(76,186)	(72,628)
		151,056	123,510
Share of results of associates		(1,380)	1,219
Profit before taxation		149,676	124,729
Taxation	10	(1,446)	(1,067)
Profit before minority interests		148,230	123,662
Minority interests		(36,600)	(28,948)
Net profit for the year	11	111,630	94,714
Dividend			
Final dividend proposed	12	48,942	31,999
		2004 HK cents	2003 HK cents
Earnings per share	13		
Basic		14.8	13.7
Diluted		14.3	13.5

CONSOLIDATED BALANCE SHEET

At 31 March 2004

	Notes	2004 HK$'000	2003 HK$'000 (Restated)
Non-current assets			
Property, plant and equipment	14	334,959	310,415
Investment properties	15	55,900	55,930
Goodwill	16	16,757	–
Negative goodwill	17	(3,166)	(2,549)
Interests in associates	19	2,214	435
Investments in securities	20	23,891	27,767
		430,555	391,998
Current assets			
Inventories	21	888,038	685,168
Trade and other receivables	22	1,164,664	731,143
Trade receivables with insurance coverage	23	352,317	204,828
Advances to suppliers	24	–	5,115
Trade receivables from associates	25	61,617	137,309
Amounts due from associates	25	7,279	5,113
Tax recoverable		320	1,494
Pledged deposits	26	3,788	11,167
Bank balances and cash		358,458	210,434
		2,836,481	1,991,771
Current liabilities			
Trade and other payables	27	157,244	372,146
Discounting advances drawn on trade receivables with insurance coverage		170,031	178,597
Taxation		2,833	2,461
Bank borrowings	28	1,251,392	704,200
		1,581,500	1,257,404
Net current assets		1,254,981	734,367
Total assets less current liabilities		1,685,536	1,126,365
Non-current liability			
Bank borrowings	28	71,624	70,499
Minority interests		366,484	268,616
Deferred taxation	29	15,950	15,992
Net assets		1,231,478	771,258
Capital and reserves			
Share capital	30	99,882	71,089
Share premium and reserves		1,131,596	700,169
Shareholders' funds		1,231,478	771,258

The financial statements on pages 25 to 73 were approved and authorised for issue by the Board of Directors on 29 June 2004 and are signed on its behalf by:

Ng Joo Puay, Frank
Director

Cheng Nai Ming
Director

At 31 March 2004

	Notes	2004 HK$'000	2003 HK$'000
Non-current assets			
Interests in subsidiaries	18	839,208	441,372
Investments in securities	20	18,600	5,100
		857,808	446,472
Current assets			
Other receivable		150	55
Tax recoverable		–	819
Bank balances and cash		181	100
		331	974
Total assets		858,139	447,446
Capital and reserves			
Share capital	30	99,882	71,089
Share premium and reserves	33	758,257	376,357
Shareholders' funds		858,139	447,446

Ng Joo Puay, Frank
Director

Cheng Nai Ming
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 March 2004

	Share capital HK$'000	Share premium HK$'000	Investment revaluation reserve HK$'000	Asset revaluation reserve HK$'000	Goodwill reserve HK$'000	Special reserve HK$'000	Translation reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1 April 2002									
– as originally stated	65,691	281,390	(7,462)	28,162	(109,611)	9,800	–	425,209	693,179
– prior year adjustment on adoption of SSAP 12 (Revised)	–	–	–	(7,363)	(5,458)	–	–	(108)	(12,929)
– as restated	65,691	281,390	(7,462)	20,799	(115,069)	9,800	–	425,101	680,250
Revaluation increase (decrease), net	–	–	3,706	(1,464)	–	–	–	–	2,242
Deferred tax liability arising on revaluation of properties	–	–	–	(276)	–	–	–	–	(276)
Exchange difference on translation of the Group's overseas operation	–	–	–	–	–	–	2,539	–	2,539
Net gains (losses) not recognised in the income statement	–	–	3,706	(1,740)	–	–	2,539	–	4,505
Shares issued at premium	5,398	14,671	–	–	–	–	–	–	20,069
Net profit for the year	–	–	–	–	–	–	–	94,714	94,714
2002 final dividend paid	–	–	–	–	–	–	–	(28,280)	(28,280)
At 31 March 2003	71,089	296,061	(3,756)	19,059	(115,069)	9,800	2,539	491,535	771,258
Disposal of investment in securities	–	–	3,756	–	–	–	–	–	3,756
Revaluation increase, net	–	–	–	13,509	–	–	–	–	13,509
Deferred tax liability arising on revaluation of properties	–	–	–	(2,343)	–	–	–	–	(2,343)
Release of deferred tax liability upon disposal of property, plant and equipment	–	–	–	108	–	–	–	–	108
Disposal of property, plant and equipment	–	–	–	(620)	–	–	–	620	–
Effect of change in tax rate	–	–	–	(376)	–	–	–	–	(376)
Exchange difference on translation of the Group's overseas operation	–	–	–	–	–	–	–	–	–
Net gains not recognised in the income statement	–	–	3,756	10,278	–	–	–	620	14,654
Shares issued at premium	28,793	343,795	–	–	–	–	–	–	372,588
Shares issue expenses	–	(6,552)	–	–	–	–	–	–	(6,552)
Net profit for the year	–	–	–	–	–	–	–	111,630	111,630
2003 final dividend paid	–	–	–	–	–	–	–	(32,100)	(32,100)
At 31 March 2004	99,882	633,304	–	29,337	(115,069)	9,800	2,539	571,685	1,231,478

The goodwill reserve comprises HK$20,844,000 (2003: HK$20,844,000) in respect of goodwill and HK$135,913,000 (2003: HK$135,913,000) in respect of negative goodwill.

The retained profits of the Group include HK$436,000 (2003: HK$1,816,000) retained by associates of the Group.

The special reserve of the Group represents the difference between the nominal value of the shares of the subsidiaries at the date on which they were acquired by the Company and the nominal value of the Company's shares issued for the exchange of shares under the group reorganisation in 1994.

	NOTE	2004 HK$'000	2003 HK$'000
OPERATING ACTIVITIES			
Profit from operations		227,242	196,138
Adjustments for:			
Dividend income		–	(494)
Interest income		(895)	(1,345)
Depreciation		25,472	35,615
Gain on disposal of investments in securities		(4,471)	–
Allowance for amounts due from associates		3,044	–
Revaluation (increase) decrease on revaluation of land and buildings		(933)	759
Revaluation decrease on revaluation of investment properties		–	800
Loss on deemed disposal of a subsidiary		2,555	–
Amortisation of goodwill		678	–
Loss on disposal of property, plant and equipment		22	806
Release of negative goodwill		(169)	(75)
Operating cash flows before movements in working capital		252,545	232,204
(Increase) decrease in inventories		(202,870)	117,826
Increase in trade and other receivables		(433,521)	(95,540)
Increase in trade receivables with insurance coverage		(147,489)	(45,226)
Decrease in advances to suppliers		5,115	50,876
(Increase) decrease in amounts due from associates		(5,210)	964
Decrease in trade receivables from associates		75,692	15,050
(Decrease) increase in trade and other payables		(214,902)	96,153
Decrease in discounting advances drawn on trade receivables with insurance coverage		(8,566)	(12,875)
Cash (used in) generated from operation		(679,206)	359,432
Hong Kong Profits Tax paid		(2,303)	(2,445)
Overseas tax paid		(250)	(265)
Interest paid		(76,186)	(72,617)
NET CASH (USED IN) FROM OPERATING ACTIVITIES		(757,945)	284,105
INVESTING ACTIVITIES			
Purchase of property, plant and equipment		(36,096)	(17,500)
Proceeds on disposal of property, plant and equipment		6,380	9,526
Purchase of investments in securities		(13,500)	(4,817)
Acquisition of interests in associates		(3,159)	–
Acquisition of business	37	(23,285)	–
Proceeds on disposal of investments in securities		25,603	9,840
Dividend income		–	494
Acquisition of additional interest in a subsidiary		(1,251)	(2,449)
Decrease (increase) in pledged deposits		7,379	(10,022)
Interest received		895	1,345
NET CASH USED IN INVESTING ACTIVITIES		(37,034)	(13,583)

	2004 HK$'000	2003 HK$'000
FINANCING ACTIVITIES		
Issue of ordinary share capital	372,588	20,069
Shares issue expenses	(6,552)	–
Contribution from minority shareholders	69,364	2
Net bank borrowings raised (repaid)	550,033	(81,278)
Repayment of other borrowing	–	(63,278)
Dividend paid	(32,100)	(28,280)
Dividend paid to minority shareholders	(8,614)	(8,113)
NET CASH FROM (USED IN) FINANCING ACTIVITIES	944,719	(160,878)
NET INCREASE IN CASH AND CASH EQUIVALENTS	149,740	109,644
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	193,680	83,900
EFFECT OF TRANSLATION DIFFERENCE	–	136
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	343,420	193,680
Represented by:		
Bank balances and cash	358,458	210,434
Bank overdrafts	(15,038)	(16,754)
	343,420	193,680

1. GENERAL

The Company is an exempted company incorporated in Bermuda with limited liability. Its shares and warrants are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). Its ultimate holding company is N.S. Hong Investment (BVI) Limited ("NSH"), a company incorporated in the British Virgin Islands.

The Company acts as an investment holding company and provides corporate management services to group companies. Details of the principal activities engaged in by the principal subsidiaries and associates are set out in notes 42 and 43 respectively.

2. ADOPTION OF REVISED STATEMENT OF STANDARD ACCOUNTING PRACTICE

In the current year, the Group has adopted, for the first time, the revised Statement of Standard Accounting Practice ("SSAP") 12 "Income Taxes" ("SSAP 12 (Revised)") issued by the Hong Kong Society of Accountants.

The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions.

In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts for 2003 have been restated accordingly. As a result of this change in policy, the balance of retained profits at 1 April 2002 has been decreased by HK$108,000, representing the cumulative effect of the change in policy on the results for periods prior to 1 April 2002. The balance on the Group's asset revaluation reserve at 1 April 2002 has been decreased by HK$7,363,000, representing the deferred tax liability recognised in respect of the revaluation surplus on the Group's properties at that date. The balance of the Group's goodwill reserve at 1 April 2002 has been decreased by HK$5,458,000, representing the deferred tax liability recognised in respect of the pre-acquisition revaluation surplus on the Group's properties at that date. The change has also resulted in an increase in the profit and a decrease in asset revaluation reserve of HK$2,653,000 and HK$2,611,000 respectively for the year ended 31 March 2004 (2003: HK$363,000 and HK$276,000 respectively).

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong and under the historical cost convention, as modified for the revaluation of land and buildings, investment properties and investments in securities. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 March each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition.

Goodwill arising on acquisitions prior to 1 April 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisition of subsidiaries after 1 April 2001 is capitalised and amortised on a straight-line basis over its useful economic life. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

On disposal of a subsidiary, the attributable amount of unamortised goodwill/goodwill previously eliminated against reserves is included in the determination of the profit or loss on disposal.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition over the cost of acquisition.

Negative goodwill arising on acquisitions prior to 1 April 2001 continues to be held in reserves and will be credited to income at the time of disposal of the relevant subsidiary.

Negative goodwill arising on acquisitions after 1 April 2001 is presented separately in the balance sheet as a deduction from assets. To the extent that such negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight-line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately.

3. SIGNIFICANT ACCOUNTING POLICIES – Continued

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has passed.

Shipping service income is recognised upon the completion of the contracts for shipping services.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Rental income, including rentals invoiced in advance from properties held under operating leases, is recognised on a straight-line basis over the terms of the relevant leases.

Property, plant and equipment

Property, plant and equipment other than land and buildings and construction in progress are stated at cost less accumulated depreciation and impairment losses.

Land and buildings are stated in the balance sheet at their revalued amount, being the fair value at the date of revaluation less any subsequent accumulated depreciation and any subsequent impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date.

Any revaluation increase arising on revaluation of land and buildings is credited to the asset revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, in which case the increase is credited to the income statement to the extent of the decrease previously charged. A decrease in net carrying amount arising on revaluation of an asset is dealt with as an expense to the extent that it exceeds the balance, if any, on the asset revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued asset, the attributable revaluation increase is transferred to retained profits.

3. SIGNIFICANT ACCOUNTING POLICIES – Continued

Property, plant and equipment – *continued*

Construction in progress is stated at cost less identified impairment losses which includes all development expenditure and other direct costs, and borrowing costs capitalised in accordance with the Group's accounting policy. Construction in progress is not depreciated until completion of construction and the relevant assets have been put into commercial use. Cost on completed construction work is transferred to the appropriate category of property, plant and equipment.

Depreciation is provided to write off the cost or valuation of items of property, plant and equipment other than construction in progress over their estimated useful lives, as follows:

	Rates	*Method*
Freehold land	Nil	–
Leasehold land	Over the term of the lease	straight-line
Buildings	4%	straight-line
Leasehold improvements	30%	reducing balance
Furniture and fixtures	30%	reducing balance
Office equipment	40%	reducing balance
Motor vehicles	40%	reducing balance
Plant and machinery	20%-40%	reducing balance
Vessels	20%	straight-line

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuations at the balance sheet date. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

3. SIGNIFICANT ACCOUNTING POLICIES – Continued

Investment properties – *continued*

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

At subsequent reporting dates, debt securities that the Group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost, less any impairment loss recognised to reflect irrecoverable amounts. The annual amortisation of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

All securities other than held-to-maturity debt securities are measured at subsequent reporting dates at fair value.

Where securities are held for trading purposes, unrealised gains and losses are included in net profit or loss for the period. For other securities, unrealised gains and losses are dealt with in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in net profit or loss for the period.

Club debentures

Club debentures held for long-term purpose are stated at cost less identified impairment losses.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another accounting standard, in which case the impairment loss is treated as a revaluation decrease under that accounting standard.

3. SIGNIFICANT ACCOUNTING POLICIES – Continued

Impairment – *continued*

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another accounting standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that other accounting standard.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and conditions, is calculated using the weighted average method. Net realisable value represents the estimated selling price in the ordinary course of business less all estimated costs of completion and estimated costs necessary to make the sale.

Foreign currencies

Transactions in currencies other than Hong Kong dollar are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in currencies other than Hong Kong dollar are re-translated at the rates prevailing on the balance sheet date. Gains and losses arising on exchange are included in net profit or loss for the period.

On consolidation, the assets and liabilities of the Group's overseas operations which are denominated in currencies other than Hong Kong dollar are translated at the exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

Taxation

Taxation represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable or deductible.

3. SIGNIFICANT ACCOUNTING POLICIES – Continued

Taxation – *continued*

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Operating leases

Rental expenses under operating leases are charged to the income statement on a straight-line basis over the relevant terms of leases.

Retirement benefits costs

Payments to defined contribution retirement benefit plans and the Mandatory Provident Fund Scheme are charged as an expense as they fall due.

4. TURNOVER AND SEGMENT INFORMATION

An analysis of the Group's turnover and contribution to profit from operations by principal activity and geographical market is as follows:

Business segments

For management purposes, the Group is currently organised into four operating divisions - frozen fish, fillets and portions, shipping services and vegetables. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Frozen fish	–	trading of frozen seafood products
Fillets and portions	–	selling and processing of frozen seafood products
Shipping services	–	vessel charter-hire and trading of marine fuel
Vegetables	–	trading and processing of frozen vegetable

Segment information about these businesses is presented below.

Year ended 31 March 2004

	Frozen fish HK$'000	*Fillets and portions HK$'000*	*Shipping services HK$'000*	*Vegetables HK$'000*	*Consolidated HK$'000*
TURNOVER					
External sales *(Note)*	2,443,095	1,884,316	22,378	43,638	4,393,427
RESULT					
Segment result	175,498	167,717	(366)	4,567	347,416
Unallocated corporate expenses					(120,174)
Profit from operations					227,242
Finance costs					(76,186)
Share of results of associates	74	(1,454)	–	–	(1,380)
Profit before taxation					149,676
Taxation					(1,446)
Profit before minority interests					148,230

Note: There is no inter-segment sales between different business segments for the year ended 31 March 2004.

4. TURNOVER AND SEGMENT INFORMATION – Continued

Business segments – *continued*

Year ended 31 March 2003

	Frozen fish HK$'000	*Fillets and portions HK$'000*	*Shipping services HK$'000*	*Vegetables HK$'000*	*Consolidated HK$'000*
TURNOVER					
External sales *(Note)*	2,107,504	1,685,387	16,317	40,046	3,849,254
RESULT					
Segment result	151,367	157,111	680	4,943	314,101
Unallocated corporate expenses					(117,963)
Profit from operations					196,138
Finance costs					(72,628)
Share of results of associates	–	1,219	–	–	1,219
Profit before taxation					124,729
Taxation					(1,067)
Profit before minority interests					123,662

Note: There is no inter-segment sales between different business segments for the year ended 31 March 2003.

2004

BALANCE SHEET AT 31 MARCH 2004

	Frozen fish HK$'000	*Fillets and portions HK$'000*	*Shipping services HK$'000*	*Vegetables HK$'000*	*Unallocated assets/ liabilities HK$'000*	*Consolidated HK$'000*
ASSETS						
Segment assets	1,731,560	1,189,110	11,670	44,226	–	2,976,566
Investments in associates	15,321	47,367	–	–	8,422	71,110
Unallocated corporate assets	–	–	–	–	219,360	219,360
Consolidated total assets						3,267,036
LIABILITIES						
Segment liabilities	951,960	581,583	6,283	2,788	–	1,542,614
Unallocated corporate liabilities	–	–	–	–	126,460	126,460
Consolidated total liabilities						1,669,074

4. TURNOVER AND SEGMENT INFORMATION – Continued

OTHER INFORMATION FOR THE YEAR ENDED 31 MARCH 2004

	Frozen fish HK$'000	*Fillets and portions HK$'000*	*Shipping services HK$'000*	*Vegetables HK$'000*	*Consolidated HK$'000*
Capital additions	4	57,533	–	1,844	59,381
Depreciation of property, plant and equipment	1,557	18,653	111	5,151	25,472
Amortisation of goodwill	–	678	–	–	678
Release of negative goodwill	(169)	–	–	–	(169)
Revaluation increase arising on revaluation of land and buildings credited to income statement	–	933	–	–	933

2003

BALANCE SHEET AT 31 MARCH 2003

	Frozen fish HK$'000	*Fillets and portions HK$'000*	*Shipping services HK$'000*	*Vegetables HK$'000*	*Unallocated assets/ liabilities HK$'000*	*Consolidated HK$'000*
ASSETS						
Segment assets	1,159,751	553,017	17,145	45,527	–	1,775,440
Investments in associates	–	137,309	–	–	5,548	142,857
Unallocated corporate assets	–	–	–	–	465,472	465,472
Consolidated total assets						2,383,769
LIABILITIES						
Segment liabilities	243,050	123,086	–	977	–	367,113
Unallocated corporate liabilities	–	–	–	–	976,782	976,782
Consolidated total liabilities						1,343,895

4. TURNOVER AND SEGMENT INFORMATION – Continued

OTHER INFORMATION FOR THE YEAR ENDED 31 MARCH 2003

	Frozen fish HK$'000	Fillets and portions HK$'000	Shipping services HK$'000	Vegetables HK$'000	Consolidated HK$'000
Capital additions	33	15,501	–	1,966	17,500
Depreciation of property, plant and equipment	2,491	16,874	10,516	5,734	35,615
Release of negative goodwill	(75)	–	–	–	(75)
Revaluation decrease arising on revaluation of					
– Land and buildings	–	759	–	–	759
– Investment properties	500	300	–	–	800

Geographical segments

The Group's operations are located in the People's Republic of China (the "PRC"), North America, Western Europe, Eastern Europe and Japan.

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods/services:

	Turnover by geographical market 2004 HK$'000	2003 HK$'000
PRC	2,344,402	1,928,927
North America	901,175	905,795
Western Europe	939,347	791,161
Eastern Europe	20,313	19,912
Japan	146,244	172,277
Other	41,946	31,182
	4,393,427	3,849,254

4. TURNOVER AND SEGMENT INFORMATION – Continued

Geographical segments – *continued*

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		*Additions to property, plant and equipment*	
	2004 HK$'000	*2003 HK$'000*	*2004 HK$'000*	*2003 HK$'000*
PRC	2,352,209	1,574,400	30,400	15,526
North America	195,216	148,092	11,542	1,974
Western Europe	258,603	211,111	–	–
Eastern Europe	238,308	431,800	–	–
Japan	9,752	1,791	–	–
Other	212,948	16,575	4	–
	3,267,036	2,383,769	41,946	17,500

5. OTHER OPERATING INCOME

	2004 HK$'000	*2003 HK$'000*
Other operating income comprises of:		
Gain on disposal of investments in securities	4,471	–
Gross rental from investment properties	2,481	8,365
Agency fee income	2,375	7,199
Revaluation increase arising on revaluation of land and buildings	933	–
Interest income	895	1,345
Exchange gain, net	411	–
Compensation on damages	–	692
Dividend income	–	494
Release of negative goodwill	169	75
Sundry income	1,500	1,366
	13,235	19,536

6. OTHER OPERATING EXPENSES

	2004 HK$'000	2003 HK$'000
Other operating expenses comprise of:		
Allowance for amounts due from associates	3,044	–
Loss on deemed disposal of a subsidiary	2,555	–
Loss on disposal of property, plant and equipment	22	806
Amortisation of goodwill	678	–
Revaluation decrease arising on revaluation of:		
– Land and buildings	–	759
– Investment properties	–	800
	6,299	2,365

7. PROFIT FROM OPERATIONS

	2004 HK$'000	2003 HK$'000
Profit from operations has been arrived at after charging:		
Auditors' remuneration	2,145	2,452
Depreciation of property, plant and equipment	25,472	35,615
Operating lease rentals in respect of rented premises	3,091	3,785
Exchange loss, net	–	1,096
Retirement benefits scheme contributions	724	1,210
Other staff costs	71,679	59,063
Total staff costs	72,403	60,273
and after crediting:		
Net rental income after outgoings	2,368	7,528

8. FINANCE COSTS

	2004 HK$'000	2003 HK$'000
Interest on bank borrowings		
– wholly repayable within five years	74,091	67,602
– not wholly repayable within five years	171	2,616
Interest on advances from third parties	1,924	–
Interest on promissory note	–	2,410
	76,186	72,628

9. DIRECTORS' EMOLUMENTS

	2004 HK$'000	2003 HK$'000
Directors' fees		
– executive	–	–
– independent non-executive	480	480
	480	480
Other emoluments – executive directors		
Salaries and other benefits in kind		
– cash	8,906	8,775
– benefits-in-kind	3,561	3,376
Performance related incentive payment	2,080	2,120
Retirement benefit scheme contributions	317	317
	14,864	14,588
	15,344	15,068

Benefits-in-kind mainly represent the estimated monetary value of accommodation provided to certain directors of the Company.

9. DIRECTORS' EMOLUMENTS – Continued

Emoluments of the directors were within the following bands:

	2004 No. of Directors	2003 No. of Directors
HK$ nil to HK$1,000,000	3	3
HK$1,000,001 to HK$1,500,000	1	1
HK$2,000,001 to HK$2,500,000	2	2
HK$2,500,001 to HK$3,000,000	2	2
HK$3,000,001 to HK$3,500,000	1	1
	9	9

The five highest paid individuals of the Group for the years ended 31 March 2004 and 31 March 2003 are all directors.

10. TAXATION

	2004 HK$'000	2003 HK$'000 (Restated)
The charge comprises:		
Profit for the year		
– Hong Kong	3,156	1,490
– other jurisdictions	250	265
Under (over) provision in prior year		
– Hong Kong	693	(480)
	4,099	1,275
Deferred taxation *(note 29)*		
– current year	(2,586)	(208)
– attributable to a change in tax rate	(67)	–
	(2,653)	(208)
Tax charge for the year	1,446	1,067

Hong Kong Profits Tax is calculated at 17.5% (2003: 16%) of the estimated assessable profits for the year.

10. TAXATION – Continued

Taxation in other jurisdictions are calculated at the rate prevailing in the respective jurisdiction.

As a substantial portion of the Group's profit neither arises in, nor is derived from, Hong Kong and accordingly it is not subject to Hong Kong Profits Tax.

The tax charge for the year can be reconciled to the profit before taxation as follows:

	2004 HK$'000	2003 HK$'000
Profit before taxation	149,676	124,729
Tax at Hong Kong Profits Tax rate of 17.5% (2003: 16%)	26,193	19,957
Tax effect of expenses not deductible for tax purpose	10,256	10,680
Tax effect of income not taxable for tax purpose	(36,443)	(30,117)
Under(over)provision in respect of prior year	693	(480)
Tax effect of tax losses not recognised	2,649	3,810
Utilisation of tax losses previously not recognised	(743)	(855)
Tax effect of other deferred tax assets not recognised	321	(399)
Increase in the opening deferred tax liability resulting from an increase in Hong Kong Profits Tax rate	(67)	–
Effect of different tax rates of subsidiaries/associates operating in other jurisdictions	(51)	(93)
Others	(1,362)	(1,436)
Tax charge for the year	1,446	1,067

11. NET PROFIT FOR THE YEAR

Of the Group's net profit for the year of HK$111,630,000 (2003: HK$94,714,000), a net profit of HK$77,313,000 (2003: a net profit of HK$7,615,000) has been dealt with in the financial statements of the Company.

12. DIVIDEND

	2004 HK$'000	2003 HK$'000
Final dividend:		
Proposed final dividend of HK4.9 cents (2003: 4.5 cents) per share	48,942	31,999
Additional prior year's dividend paid on shares issued upon exercise of share options and warrants subsequent to year end	–	101
	48,942	32,100

The final dividend has been proposed by the directors and is subject to approval by the shareholders in the forthcoming general meeting.

13. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share for the two years ended 31 March 2004 are based on the following data:

	2004 HK$'000	2003 HK$'000
Earnings for the purposes of calculation of basic and diluted earnings per share	111,630	94,714
Weighted average number of ordinary shares for the purposes of calculation of basic earnings per share	751,839,891	692,711,091
Effect of dilutive potential ordinary shares in respect of		
share options	3,452,731	11,294,037
warrants	26,192,888	–
Weighted average number of ordinary shares for the purposes of calculation of diluted earnings per share	781,485,510	704,005,128

Diluted earnings per share in 2003 had not accounted for the conversion of the Company's outstanding warrants as the exercise price of the Company's outstanding warrants was higher than the average market price per share.

13. EARNINGS PER SHARE – Continued

The adjustment to comparative basic and diluted earnings per share, arising from the changes in accounting policies shown in note 2 above, is as follows:

	Basic HK cents	*Diluted HK cents*
Reconciliation of 2003 earnings per share:		
Reported figures before adjustments	13.6	13.4
Adjustments arising from the adoption of SSAP 12 (Revised)	0.1	0.1
Restated	13.7	13.5

14. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings HK$'000	Leasehold improvements HK$'000	Furniture and fixtures HK$'000	Office equipment HK$'000	Motor vehicles HK$'000	Plant and machinery HK$'000	Vessels HK$'000	Construction in progress HK$'000	Total HK$'000
THE GROUP									
COST OR VALUATION									
At 1.4.2003	217,481	19,083	16,847	27,993	22,598	97,213	47,044	7,962	456,221
Additions	270	649	615	9,476	2,797	7,107	-	15,182	36,096
Acquired an acquisition of business	-	-	-	-	-	5,850	-	-	5,850
Disposals	(4,134)	-	-	(876)	(1,991)	(1,293)	-	(321)	(8,615)
Transfer	183	-	-	-	-	817	-	(1,000)	-
Revaluation increase	9,367	-	-	-	-	-	-	-	9,367
At 31.3.2004	223,167	19,732	17,462	36,593	23,404	109,694	47,044	21,823	498,919
Comprising:									
At cost	-	19,732	17,462	36,593	23,404	109,694	47,044	21,823	275,752
At valuation – 2004	223,167	-	-	-	-	-	-	-	223,167
	223,167	19,732	17,462	36,593	23,404	109,694	47,044	21,823	498,919
DEPRECIATION									
At 1.4.2003	132	9,588	13,123	19,909	17,778	45,187	40,089	-	145,806
Provided for the year	5,138	2,396	1,290	4,503	1,907	10,127	111	-	25,472
Eliminated on disposals	(165)	-	-	(140)	(1,645)	(263)	-	-	(2,213)
Adjustment on revaluation	(5,105)	-	-	-	-	-	-	-	(5,105)
At 31.3.2004	-	11,984	14,413	24,272	18,040	55,051	40,200	-	163,960
NET BOOK VALUES									
At 31.3.2004	223,167	7,748	3,049	12,321	5,364	54,643	6,844	21,823	334,959
At 31.3.2003	217,349	9,495	3,724	8,084	4,820	52,026	6,955	7,962	310,415

14. PROPERTY, PLANT AND EQUIPMENT – Continued

The net book value of land and buildings shown above comprises:

	THE GROUP	
	2004 HK$'000	2003 HK$'000
Land in Hong Kong held under long leases	171,567	161,747
Land in the PRC held under medium-term leases	51,600	51,600
Freehold land in the United States of America ("USA")	–	4,002
	223,167	217,349

The leasehold land and buildings of the Group in Hong Kong and the PRC were revalued at 31 March 2004 on an open market value basis by BMI Appraisals Limited, an independent property valuer.

If leasehold land and buildings of the Group had not been revalued, they would have been included on a historical cost basis at the following amounts:

	HK$'000
Cost	242,883
Accumulated depreciation	(41,319)
Net book value at 31 March 2004	201,564
Net book value at 31 March 2003	209,783

15. INVESTMENT PROPERTIES

	THE GROUP	
	2004 HK$'000	2003 HK$'000
AT VALUATION		
At beginning of the year	55,930	61,400
Exchange realignment	–	330
Revaluation decrease arising on revaluation	(30)	(800)
Transferred to land and buildings	–	(5,000)
At end of the year	55,900	55,930

The carrying value of investment properties shown above comprises:

	THE GROUP	
	2004 HK$'000	2003 HK$'000
Land in Hong Kong held under long leases	18,300	18,300
Land in the PRC held under long leases	37,600	37,630
	55,900	55,930

The investment properties are rented out under operating leases.

The investment properties of the Group in Hong Kong and the PRC were revalued at 31 March 2004 on an open market value basis by BMI Appraisals Limited, an independent property valuer.

16. GOODWILL

	HK$'000
THE GROUP	
GROSS AMOUNT	
Arising on the acquisition of business during the year and at 31 March 2004	17,435
AMORTISATION	
Provided for the year and at 31 March 2004	(678)
CARRYING AMOUNT	
At 31 March 2004	16,757

During the year, the Group spent HK$23,285,000 on the acquisition of a seafood processing and distribution business in USA. The amount of goodwill arising as a result of the acquisition was HK$17,435,000.

The goodwill is amortised on a straight-line basis over 15 years.

17. NEGATIVE GOODWILL

	HK$'000
THE GROUP	
GROSS AMOUNT	
At 1 April 2003	(2,658)
Arising on the acquisition of additional interest in a subsidiary during the year	(786)
At 31 March 2004	(3,444)
RELEASED TO THE INCOME STATEMENT	
At 1 April 2003	109
Released during the year	169
At 31 March 2004	278
CARRYING AMOUNT	
At 31 March 2004	(3,166)
At 31 March 2003	(2,549)

The addition of HK$786,000 in negative goodwill during the year arose on the Group's acquisition of additional 0.29% of equity interest in Pacific Andes (Holdings) Limited. The negative goodwill is released to income on a straight-line basis of 20 years, representing the estimated average useful life of the depreciable assets acquired.

18. INTERESTS IN SUBSIDIARIES

	THE COMPANY	
	2004 HK$'000	2003 HK$'000
Unlisted shares	41,926	41,926
Amounts due from subsidiaries	797,282	399,446
	839,208	441,372

Particulars of the Company's principal subsidiaries at 31 March 2004 are set out in note 42.

The amounts due from subsidiaries are unsecured, bears interest at rates ranging from 1.22% to 5.99% (2003: 1.43% to 5.42%) and will not be repayable within twelve months from the balance sheet date.

19. INTERESTS IN ASSOCIATES

	THE GROUP	
	2004 HK$'000	2003 HK$'000
Share of net assets	2,214	435

Particulars of the Group's principal associates as at 31 March 2004 are set out in note 43.

20. INVESTMENTS IN SECURITIES

	THE GROUP		THE COMPANY	
	2004 HK$'000	2003 HK$'000	2004 HK$'000	2003 HK$'000
Listed equity securities				
Hong Kong	–	11,737	–	–
Overseas	–	4,817	–	–
	–	16,554	–	–
Unlisted equity securities	200	1,022	–	–
Club debentures	23,691	10,191	18,600	5,100
	23,891	27,767	18,600	5,100
Market value of listed equity securities	–	16,554	–	–

In 1997, the Company issued 12,354,864 shares of the Company to National Fish and Seafood Inc. ("NFS") for the issue of 60% of the enlarged share capital in NFS to the Group. NFS holds the Company's shares as non-current investments. These investments were disposed of during the year.

In the opinion of the directors, the club debentures are worth at least their cost.

21. INVENTORIES

	THE GROUP	
	2004 HK$'000	2003 HK$'000
Inventories, at cost, consist of the following:		
Frozen fish	469,858	394,949
Fillets and portions	394,619	275,950
Fuel	3,388	681
Seeds and vegetables	8,613	5,968
Packing materials	11,560	7,620
	888,038	685,168

22. TRADE AND OTHER RECEIVABLES

Included in trade and other receivables are trade receivables of HK$672,233,000 (2003: HK$498,829,000) and bills receivables of HK$129,880,000 (2003: HK$55,617,000) respectively. The Group maintains a defined credit policy. For sales of goods, the Group allows an average credit period of 30 days to 120 days to its trade customers. The aged analysis of trade receivables and bills receivables at the balance sheet date is as follows:

	THE GROUP	
	2004 HK$'000	2003 HK$'000
Less than 30 days	345,609	492,717
31-60 days	311,409	39,195
61-90 days	41,138	12,480
91-120 days	75,779	8,722
Over 120 days	28,178	1,332
	802,113	554,446

23. TRADE RECEIVABLES WITH INSURANCE COVERAGE

Included in the trade receivables with insurance coverage are discounted trade receivables of HK$162,619,000 (2003: HK$145,451,000) which have been discounted to certain banks under the receivable discounting advance facilities.

The aged analysis of the trade receivables with insurance coverage at balance sheet date is as follows:

	THE GROUP	
	2004 HK$'000	2003 HK$'000
Less than 30 days	201,457	108,118
31-60 days	117,293	83,282
61-90 days	14,573	8,729
91-120 days	17,567	3,920
Over 120 days	1,427	779
	352,317	204,828

24. ADVANCES TO SUPPLIERS

THE GROUP

The amounts were secured by the vessels of the suppliers and were interest-free. The amounts were fully repaid during the year.

25. TRADE RECEIVABLES FROM ASSOCIATES AND AMOUNTS DUE FROM ASSOCIATES

THE GROUP

Trade receivables from associates and amounts due from associates are secured, interest-free and are repayable on demand.

26. PLEDGED DEPOSITS

THE GROUP

The amount represents deposits pledged to banks to secure discounting advances drawn on trade receivables with insurance coverage and banking facilities granted to the Group.

27. TRADE AND OTHER PAYABLES

Included in trade and other payables are trade payables of HK$58,626,000 (2003: HK$312,470,000). The aged analysis of trade payables at the balance sheet date is as follows:

	THE GROUP	
	2004 HK$'000	*2003 HK$'000*
Less than 30 days	33,084	122,295
31-60 days	25,176	110,209
61-90 days	333	60,515
Over 90 days	33	19,451
	58,626	312,470

Included in trade and other payables are advances from third parties of HK$25,428,000 (2003: nil) which bear interest at prevailing market rates and were secured by inventories of HK$33,904,000 (2003: nil).

28. BANK BORROWINGS

	THE GROUP	
	2004 HK$'000	2003 HK$'000
Bank borrowings comprise:		
Inventory loans	117,000	225,909
Trust receipt and short term bank loans	1,106,715	453,957
Other term loans	13,764	-
Mortgage loans	70,499	78,079
Bank overdrafts	15,038	16,754
	1,323,016	774,699
Analysed as:		
Secured	187,499	303,988
Unsecured	1,135,517	470,711
	1,323,016	774,699
	HK$'000	HK$'000
The maturity of bank borrowings is as follows:		
Within one year	1,251,392	704,200
Between one and two years	12,694	7,598
Between two and five years	27,149	23,141
Over five years	31,781	39,760
	1,323,016	774,699
Amount due within one year shown under current liabilities	(1,251,392)	(704,200)
Amount due after one year	71,624	70,499

29. DEFERRED TAXATION

The following are the major deferred tax liabilities and assets recognised and movements thereon during the current and prior reporting periods:

	Accelerated tax depreciation HK$'000	Revaluation of properties HK$'000	Tax losses HK$'000	Total HK$'000
THE GROUP				
At 1 April 2002				
– as previously reported	2,995	–	–	2,995
– adjustment on adoption of SSAP 12 (Revised)	2,340	12,821	(2,232)	12,929
– as restated	5,335	12,821	(2,232)	15,924
Charge (credit) to income statement for the year	177	–	(385)	(208)
Charge to asset revaluation reserve	–	276	–	276
At 1 April 2003	5,512	13,097	(2,617)	15,992
Charge (credit) to income statement for the year	(2,593)	349	(342)	(2,586)
Charge to asset revaluation reserve	–	2,235	–	2,235
Effect of change in tax rate				
– charge (credit) to the income statement	82	–	(149)	(67)
– charge to asset revaluation reserve	–	376	–	376
At 31 March 2004	3,001	16,057	(3,108)	15,950

At the balance sheet date, the Group has unutilised estimated tax losses of HK$170,673,000 (2003: HK$155,969,000) available for offset against future profits. A deferred tax asset has been recognised in respect of HK$17,711,000 (2003: HK$13,896,000) of such losses. No deferred tax asset has been recognised in respect of the remaining HK$152,962,000 (2003: HK$142,073,000) due to the unpredictability of future profit streams.

At the balance sheet date, the Group has deductible temporary differences of HK$4,163,000 (2003: HK$2,328,000). No deferred tax asset has been recognised in relation to such deductible temporary difference as it is not probable that taxable profit will available against which the deductible temporary differences can be utilised.

30. SHARE CAPITAL

	Number of shares	Amount HK$'000
Ordinary shares of HK$0.10 each		
Authorised:		
At 31 March 2003 and 31 March 2004	2,000,000,000	200,000
Issued and fully paid:		
At 1 April 2002	656,905,266	65,691
Exercise of share options	53,950,000	5,395
Exercise of warrants	31,061	3
At 31 March 2003	710,886,327	71,089
Issue of new shares	145,000,000	14,500
Exercise of share options	2,600,000	260
Exercise of warrants	140,335,011	14,033
At 31 March 2004	998,821,338	99,882

On 11 February 2004, arrangements were made for a private placement to independent private investors of 145 million shares of HK$0.10 each in the Company held by NSH, the ultimate holding company of the Company, at a price of HK$1.73 per share, representing a discount of approximately 4.94% to the closing market price of the Company's shares on 10 February 2004.

Pursuant to a subscription agreement of the same date, NSH subscribed for 145 million new shares of HK$0.10 each in the Company at a price of HK$1.73 per share. The proceeds were used for future expansion in the Group's fish fillet business in the PRC and to provide additional working capital for the Company. These new shares were issued under the general mandate granted to the directors at the annual general meeting of the Company held on 17 September 2003 and rank pari passu with other shares in issue in all aspects.

31. SHARE OPTION SCHEME

The purpose of the share option scheme is to provide incentive to the directors and employees of the Group. Under the terms of the share option scheme (the "Scheme") which was adopted on 9 September 1994 and will expire on 8 September 2004, the Board may grant options to directors and employees of the Company and its subsidiaries to subscribe for shares in the Company, at a price equal to the higher of the nominal value of the shares and 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of the grant of the options. The exercisable period will be determined by the Board and in any event not exceeding a period of 5 years commencing on and two years after the date of acceptance by the grantee and expiring on the last date of such period or 8 September 2004 whichever is earlier. The grantee is required to pay non refundable consideration of HK$1.00 upon acceptance of the offer. The maximum entitlement of each participant shall not exceed 25% of the maximum number of shares in respect of which options may be granted under the Scheme.

At 31 March 2004, the number of shares in respect of which options had been granted and remained outstanding under the Scheme was 4,600,000, representing 1% of the shares of the Company (excluding any shares issued pursuant to the Scheme) in issue at that date. The number of shares issuable under the Scheme is not to exceed 10% of the issued share capital of the Company from time to time excluding any shares issued pursuant to the Scheme.

As the Scheme no longer compiles with the amended Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") governing the share option schemes, no further option can be granted under the Scheme from 1 September 2001 unless the grant complies with the amended Chapter 17 of the Listing Rules. Nevertheless, options previously granted under the Scheme will continue to be exercisable in accordance with the scheme.

31. SHARE OPTION SCHEME – Continued

At 31 March 2004, the following options to subscribe for shares were outstanding under the Company's share option scheme:

2004

Category 1: Directors

Exercisable period	Date of grant	Subscription price per share HK$	Number of share options held: Outstanding at 1 April 2003	Exercised during the year	Lapsed during the year	Outstanding at 31 March 2004
25 October 1998 – 24 October 2003	24.10.1996	0.9440	2,000,000	(2,000,000)	–	–
11 July 1999 – 10 July 2004	10.7.1997	1.1168	600,000	–	–	600,000
21 August 2000 – 20 August 2005	21.2.2000	0.3336	4,000,000	–	–	4,000,000
Total number of share options held by directors			6,600,000	(2,000,000)	–	4,600,000

Category 2: Employees

Exercisable period	Date of grant	Subscription price per share HK$	Number of share options held: Outstanding at 1 April 2003	Exercised during the year	Lapsed during the year	Outstanding at 31 March 2004
25 October 1998 – 24 October 2003	24.10.1996	0.9440	600,000	(600,000)	–	–
Total number of share options			7,200,000	(2,600,000)	–	4,600,000

The average closing prices of the Company's shares immediately before the dates of which the share options exercised during the year ended 31 March 2004 ranged from HK$1.12 to HK$1.34.

No share option was granted by the Company during the year ended 31 March 2004.

31. SHARE OPTION SCHEME – Continued

2003

Category 1: Directors

			Number of share options held			
Exercisable period	*Date of grant*	*Subscription price per share HK$*	*Outstanding at 1 April 2002*	*Exercised during the year*	*Lapsed during the year*	*Outstanding at 31 March 2003*
25 October 1998 – 24 October 2003	24.10.1996	0.9440	2,000,000	–	–	2,000,000
11 July 1999 – 10 July 2004	10.7.1997	1.1168	600,000	–	–	600,000
21 August 2000 – 20 August 2005	21.2.2000	0.3336	48,000,000	(44,000,000)	–	4,000,000
21 February 2002 – 20 February 2007	21.2.2000	0.3336	2,000,000	(2,000,000)	–	–
Total number of share options held by directors			52,600,000	(46,000,000)	–	6,600,000

31. SHARE OPTION SCHEME – Continued

2003 – *continued*

Category 2: Employees

Exercisable period	Date of grant	Subscription price per share HK$	Number of share options held Outstanding at 1 April 2002	Exercised during the year	Lapsed during the year	Outstanding at 31 March 2003
25 October 1997 – 24 October 2002	24.10.1996	0.9940	100,000	–	(100,000)	–
25 October 1998 – 24 October 2003	24.10.1996	0.9440	3,250,000	(2,650,000)	–	600,000
25 October 1999 – 24 October 2004	24.10.1996	0.9440	300,000	(300,000)	–	–
25 October 2000 – 24 October 2005	24.10.1996	0.9440	400,000	(400,000)	–	–
21 February 2001 – 20 February 2006	21.2.2000	0.3336	4,000,000	(4,000,000)	–	–
21 February 2002 – 20 February 2007	21.2.2000	0.3336	600,000	(600,000)	–	–
Total number of share options held by employees			8,650,000	(7,950,000)	(100,000)	600,000
Total number of share options			61,250,000	(53,950,000)	(100,000)	7,200,000

The average closing price of the Company's shares immediately before the date of which the share options exercised during the year ended 31 March 2003 ranged from HK$0.60 to HK$1.13.

No share option was granted by the Company during the year ended 31 March 2003.

32. WARRANTS

	Warrants with subscription price of HK$0.85 Number	HK$'000
Balance at date of issue of warrants	141,401,053	120,191
Exercised during the year	(31,061)	(27)
Balance in issue at 31 March 2003	141,369,992	120,164
Exercised during the year	(140,335,011)	(119,285)
Lapsed during the year	(1,034,981)	(879)
Balance in issue at 31 March 2004	–	–

On 16 September 2002, a bonus issue of 141,401,053 warrants ("2004 Warrants") was made on the basis of one 2004 Warrants for every five existing ordinary shares then held on 16 September 2002.

Each 2004 Warrants entitles the registered holder to subscribe in cash at an initial subscription price of HK$0.85, subject to adjustment, for one ordinary share of HK$0.10 each in the Company, at any time from 26 September 2002 to 25 March 2004 (both dates inclusive).

Subsequent to the date of issue, 140,366,072 2004 Warrants were exercised to subscribe for ordinary shares and the remaining 1,034,981 2004 Warrants were lapsed on 25 March 2004.

33. SHARE PREMIUM AND RESERVES

	Share premium HK$'000	Contributed surplus HK$'000	Retained profits HK$'000	Total HK$'000
THE COMPANY				
At 1 April 2002	281,390	39,225	61,736	382,351
Shares issued at a premium	14,671	–	–	14,671
Net profit for the year	–	–	7,615	7,615
2002 final dividend paid	–	–	(28,280)	(28,280)
At 31 March 2003	296,061	39,225	41,071	376,357
Shares issued at a premium	343,795	–	–	343,795
Shares issue expenses	(6,552)	–	–	(6,552)
Net profit for the year	–	–	77,313	77,313
2003 final dividend paid	–	–	(32,656)	(32,656)
At 31 March 2004	633,304	39,225	85,728	758,257

33. SHARE PREMIUM AND RESERVES – Continued

The contributed surplus of the Company represents the difference between the consolidated shareholders' funds of the subsidiaries at the date on which they were acquired by the Company, and the nominal amount of the Company's shares issued for the acquisition under the group reorganisation in 1994 and after the distribution to the shareholders of the Company.

Under the applicable laws of Bermuda, the contributed surplus account of a company is available for distribution. However, the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

In the opinion of the directors, the Company's reserves available for distribution to shareholders were as follows:

	2004 HK$'000	2003 HK$'000
Contributed surplus	39,225	39,225
Retained profits	85,728	41,071
	124,953	80,296

34. RETIREMENT BENEFITS SCHEME

The Group operates Mandatory Provident Fund Scheme ("MPF Scheme") for all employees in Hong Kong. The MPF Scheme is registered with the Mandatory Provident Fund Scheme Authority under the Mandatory Provident Fund Schemes Ordinance. The assets of the MPF Scheme are held separately from those funds of the Group under the control of trustees. Under the rules of the MPF Scheme, the employer and its employees are each required to make contributions to the MPF Scheme at rates specified in the rules. The only obligation of the Group with respect of MPF Scheme is to make the required contributions under the MPF Scheme.

The retirement benefits scheme contribution represent contributions payable to the schemes by the Group at rates specified in the rules of the schemes.

Employees of the subsidiaries in the PRC are members of pension schemes operated by the Chinese local government. The subsidiaries are required to contribute a certain percentage of the relevant part of the payroll of these employees to the pension schemes to fund the benefits. The only obligation for the Group with respect to the pension schemes is the required contributions under the pension schemes.

35. OPERATING LEASE ARRANGEMENTS

The Group as lessee

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of rented premises which fall due as follows:

	2004 HK$'000	2003 HK$'000
Within one year	8,043	8,930
In the second to fifth years inclusive	12,797	16,527
After five years	24,572	26,145
	45,412	51,602

Operating lease payments represent rentals payable by the Group for certain of its office premises, processing plants and farmland. Leases are negotiated for terms ranging from one to thirty years.

The Group as lessor

Property rental income earned during the year was HK$2,481,000 (2003: HK$8,365,000). The investment properties of the Group are expected to generate rental yield of 5% (2003: 8%) on an outgoing basis. Certain of the Group's investment properties held have committed tenants ranging from one to five years.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments in respect of investment properties which fall due as follows:

	2004 HK$'000	2003 HK$'000
Within one year	1,000	2,314
In the second to fifth years inclusive	385	748
After five years	922	–
	2,307	3,062

36. CAPITAL COMMITMENTS

	THE GROUP		THE COMPANY	
	2004 HK$'000	2003 HK$'000	2004 HK$'000	2003 HK$'000
At 31 March 2004, the Group had commitment for capital expenditure in respect of the acquisition of property, plant and equipment as follows:				
Contracted for but not provided in the financial statements	12,088	8,469	2,734	2,730

At 31 March 2004, the Group also had commitments in respect of the acquisition of a company contracted for but not provided for in the financial statements. The consideration for the acquisition, which the Directors estimated to be approximately HK$117,000,000, will be equal to six times of the audited net profit after taxation of the company to be acquired for the financial year ended 31 December 2003.

37. ACQUISITION OF BUSINESS

During the year, the Group acquired a seafood processing and distribution business for a consideration of HK$23,285,000.

	2004 HK$'000	2003 HK$'000
NET ASSETS ACQUIRED		
Property, plant and equipment	5,850	–
Goodwill	17,435	–
Total consideration	23,285	–
Satisfied by:		
Cash	23,285	–
Cash outflow of cash and cash equivalents in respect of the acquisition of business	23,285	–

The business acquired during the year contributed HK$28,147,000 to the Group's turnover and a loss of HK$2,035,000 to the Group's profits from operations.

38. MAJOR NON – CASH TRANSACTION

During the year, no dividend income (2003: HK$1,400,000) is received through the current account with an associate.

39. CONTINGENT LIABILITIES

	THE GROUP		THE COMPANY	
	2004 HK$'000	2003 HK$'000	2004 HK$'000	2003 HK$'000
At the balance sheet date, the Group and the Company had contingent liabilities as follows:				
Bills discounted with recourse	229,946	420,900	–	–
Guarantees given to bankers in respect of banking facilities utilised by subsidiaries	–	–	762,471	881,721
	229,946	420,900	762,471	881,721

40. PLEDGE OF ASSETS

At 31 March 2004, the Group has pledged land and buildings and investment properties with aggregate carrying values of approximately HK$171,567,000 (2003: HK$161,747,000) and HK$18,300,000 (2003: HK$18,300,000) respectively, as collateral for mortgage loans granted to the Group by certain banks.

Inventories of HK$213,239,000 (2003: HK$338,691,000) were also pledged as security for the revolving inventory financing facilities obtained from banks.

In addition, shares of certain subsidiaries were pledged as securities for revolving inventory financing facilities obtained from banks.

41. RELATED PARTY TRANSACTIONS

(a) During the year, the Group had entered into the following significant transactions with associates of the Group:

	2004 HK$'000	2003 HK$'000
Sales of frozen seafood *(note i)*	335,181	455,135
Purchases of frozen seafood *(note i)*	3,062	8,556
Administrative income *(note ii)*	2,375	7,199

Notes:

(i) Sales and purchases of frozen seafood were carried out at market price or, where no market price was available, at cost plus a percentage profit mark-up.

(ii) Administrative income were charged to associates on a cost allocation basis.

(b) The associate also provides inventories and trade receivables as part of the security to a bank to secure the banking facilities of HK$30,000,000 (2003:HK$39,000,000) granted to the Group. At 31 March 2004, no amount of the facilities (2003: nil) were utilised by the Group. Included in the discounting advances drawn on trade receivables with insurance coverage is an amount of HK$23,674,000 (2003: HK$47,691,000) which were drawn from discounting trade receivables with insurance coverage of an associate of HK$26,304,000 (2003: HK$52,990,000).

42. PARTICULARS OF PRINCIPAL SUBSIDIARIES

Particulars of the Company's principal subsidiaries as at 31 March 2004 are as follows:

Name	*Place/ country of incorporation or registration/ operation*	*Issued and fully paid-up capital/ contributed capital*	*Proportion of nominal value of issued capital held by the Company*/ subsidiaries %*	*Proportion of nominal value of issued capital attributable to the Group %*	*Principal activities*
Aqua Foods (Qinqdao) Co., Ltd.	PRC *(note a)*	Registered RMB6,340,000	100	100	Seafood processing
Best Concept (Far East) Limited	Hong Kong/ Worldwide	Ordinary HK$2	100	100	Trading of frozen seafood products
Bonaire Developments Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100	100	Property holding
Chasterton Group Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100	100	Property holding
Clamford Holding Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100 *	100	Investment holding
Europaco Limited	British Virgin Islands/ Worldwide	Ordinary US$1	100	100	Trading of processed seafood products
Europaco (BP) Limited	British Virgin Islands/ Worldwide	Ordinary US$1	100	100	Trading of processed seafood products
Europaco (EP) Limited	British Virgin Islands/ Worldwide	Ordinary US$1	100	100	Trading of processed seafood products
Europaco (GP) Limited	British Virgin Islands/ Worldwide	Ordinary US$1	100	100	Trading of processed seafood products
Europaco (HP) Limited	Hong Kong/Worldwide	Ordinary HK$2	100	100	Trading of processed seafood products
Fastact Group Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100	100	Property holding
Glorious Ocean Limited	Hong Kong/ Hong Kong	Ordinary HK$2	100	100	Provision of treasury and administrative services
National Fish and Seafood Limited	Hong Kong/Worldwide	Ordinary HK$2	100	60	Trading of frozen seafood products

42. PARTICULARS OF PRINCIPAL SUBSIDIARIES – Continued

Name	Place/ country of incorporation or registration/ operation	Issued and fully paid-up capital/ contributed capital	Proportion of nominal value of issued capital held by the Company*/ subsidiaries %	Proportion of nominal value of issued capital attributable to the Group %	Principal activities
National Fish & Seafood Inc.	USA/Worldwide	Ordinary US$10,000	60	60	Trading and processing of frozen seafood products
New Millennium Group Holdings Limited	British Virgin Islands/ Hong Kong	Ordinary US$5,361,101	100	58	Trading of frozen vegetable
Nouvelle Foods International Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100	100	Trading of processed seafood products
Ocean Kingdom Enterprises Limited	Hong Kong/Worldwide	Ordinary HK$2	100	100	Trading of frozen seafood products
Pacific Andes Enterprises (BVI) Limited	British Virgin Islands/ Worldwide	Ordinary US$1	100	58	Trading of frozen seafood products
Pacific Andes Enterprises (Hong Kong) Limited	Hong Kong/ Worldwide *(note b)*	Ordinary HK$200 Non-voting deferred HK$10,000,000	100	100	Provision of treasury and administrative services
Pacific Andes Food (Hong Kong) Company Limited	Hong Kong/ Worldwide	Ordinary HK$10,000	100	58	Trading of frozen seafood products
Pacific Andes (Holdings) Limited	Bermuda/Singapore	Ordinary S$108,224,650	58	58	Investment holding
Pacific Andes International Holdings (BVI) Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100 *	100	Investment holding
Pacific Andes Treasury Management Limited	Hong Kong/ Hong Kong	Ordinary HK$10,000,000	100	100	Provision of treasury services
Pacific Andes (Europe) Limited	British Virgin Islands/ Worldwide	Ordinary US$1	100	100	Trading of processed seafood products
Pacific Andes (HP) Limited	British Virgin Islands/ Worldwide	Ordinary HK$2	100	100	Trading of processed seafood products

42. PARTICULARS OF PRINCIPAL SUBSIDIARIES – Continued

Name	Place/ country of incorporation or registration/ operation	Issued and fully paid-up capital/ contributed capital	Proportion of nominal value of issued capital held by the Company*/ subsidiaries %	Proportion of nominal value of issued capital attributable to the Group %	Principal activities
Pacos Processing Limited	Cayman Island/ Worldwide	Ordinary US$1	100	100	Trading of processed seafood products
Pacos Trading Limited	Cayman Island/ Worldwide	Ordinary US$1	100	58	Trading of frozen seafood products
Paco Beta Limited	British Virgin Islands/ Worldwide	Ordinary US$1	100	58	Trading of marine fuel
Paco Gamma Limited	British Virgin Islands/ Worldwide	Ordinary US$1	100	58	Vessel holding
Parkmond Group Limited	British Virgin Islands/ Worldwide	Ordinary US$1	100	58	Trading of frozen seafood products
Pelican Food Limited	British Virgin Islands/ Hong Kong	Ordinary US$100	100	100	Investment holding
Qingdao Canning Foodstuff Co. Ltd.	PRC *(note a)*	Registered US$12,100,000	100	100	Seafood processing
Sevenseas Enterprises Limited	British Virgin Islands/Hong Kong	Ordinary US$1	100	100	Property holding
Xinxing Foodstuffs (Qingdao) Company Limited	PRC *(note a)*	Registered US$910,000	100	100	Seafood processing

Notes:

(a) The subsidiaries are wholly foreign owned enterprises registered in PRC.

(b) The non-voting deferred shares carry practically no rights to dividends nor receive notice of nor to attend or vote at any general meeting of the relevant company nor to participate in any distribution on winding up.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results of the year or constituted a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

None of the subsidiaries had any debt securities outstanding at the end of the year.

43. PARTICULARS OF PRINCIPAL ASSOCIATES

Particulars of the Group's principal associates as at 31 March 2004 are as follows:

Name	*Forms of business structure*	*Place of incorporation*	*Attributable proportion of nominal value of issued registered capital held by the Company*	*Principal activities*
Global Research Group Inc.	Incorporated	British Virgin Islands	50%	Investment holding
Global Research Services Inc.	Incorporated	British Virgin Islands	50%	Provision of interactive electronic data base
Pacos Processing Limited	Incorporated	Republic of Cyprus	20%	Trading of processed seafood products
Paco-EP Limited	Incorporated	Republic of Cyprus	20%	Trading of processed seafood products
Paco-GP Limited	Incorporated	Republic of Cyprus	20%	Trading of processed seafood products
Paco-HP Limited	Incorporated	Republic of Cyprus	20%	Trading of processed seafood products
Pacos Trading Limited	Incorporated	Republic of Cyprus	12%	Trading of frozen seafood products
Paco (ET) Limited	Incorporated	Republic of Cyprus	12%	Trading of frozen seafood products
Paco (GT) Limited	Incorporated	Republic of Cyprus	12%	Trading of frozen seafood products
Paco (HT) Limited	Incorporated	Republic of Cyprus	12%	Trading of frozen seafood products

RESULTS

	Year ended 31 March 2000 HK$'000	Year ended 31 March 2001 HK$'000	Year ended 31 March 2002 HK$'000	Year ended 31 March 2003 HK$'000 (Restated)	Year ended 31 March 2004 HK$'000
TURNOVER	2,090,758	2,671,385	3,547,005	3,849,254	4,393,427
OPERATING PROFIT	59,764	79,892	107,718	123,510	151,056
SHARE OF RESULTS OF ASSOCIATES	5	479	2,177	1,219	(1,380)
	59,769	80,371	109,895	124,729	149,676
TAXATION	(5,682)	(3,576)	(3,721)	(1,067)	(1,446)
PROFIT BEFORE MINORITY INTERESTS	54,087	76,795	106,174	123,662	148,230
MINORITY INTERESTS	(18,893)	(20,092)	(26,046)	(28,948)	(36,600)
PROFIT FOR THE YEAR	35,194	56,703	80,128	94,714	111,630

ASSETS AND LIABILITIES

	31.3.2000 HK$'000	31.3.2001 HK$'000	31.3.2002 HK$'000	31.3.2003 HK$'000 (Restated)	31.3.2004 HK$'000
TOTAL ASSETS	1,711,956	1,823,218	2,336,060	2,383,769	3,267,036
TOTAL LIABILITIES	(916,509)	(952,104)	(1,391,353)	(1,343,895)	(1,669,074)
	795,447	871,114	944,707	1,039,874	1,597,962
MINORITY INTERESTS	(240,633)	(237,274)	(251,528)	(268,616)	(366,484)
SHAREHOLDERS' FUND	554,814	633,840	693,179	771,258	1,231,478

Note : The above financial summary prior to 2003 has not been adjusted to take into account the effect on the adoption of SSAP 12 (Revised) "Income Taxes" issued by the Hong Kong Society of Accountants as the directors considered that it is not practicable to do so.

OUR GLOBAL NETWORK


CANADA
USA
BOSTON
BAY OF FUNDY
IRMINGER SEA
NORTH ATLANTIC OCEAN
FAROE ISLANDS
ICELAND
SHETLAND ISLANDS
SCOTLAND
IRELAND
ENGLAND
ENGLISH CHANNEL
NETHERLANDS
BELGIUM
FRANCE
PORTUGAL
SPAIN
GIBRALTAR
ITALY
PUERTO RICO
BELIZE
PANAMA
PERU
BRAZIL
CHILE
URUGUAY
ARGENTINA
Selling Network
Sourcing Network
Selling & Sourcing Network
Subsidiary or Branch



丹麥
德國
拉脫維亞
立陶宛
波蘭
白俄羅斯
斯洛代克
烏克蘭
羅馬尼亞
保加利亞
土其耳
瑞士
塞浦路斯
以色列
挪威
瑞典
巴基斯坦
印度
孟加拉
安曼
沙地阿拉伯
肯雅
塞古爾
毛里求斯
留尼旺
莫桑比克
南非
安哥拉
俄羅斯
中國
日本
韓國
台灣
香港
泰國
馬來西亞
新加坡
印尼
澳洲
悉尼
斐濟
紐西蘭
北太平洋
南太平洋
印度洋
鄂霍次克海
大連
天津
上海
福州
廈門

全球採購及銷售網絡



法羅郡島
冰島
謝德蘭群島
蘇格蘭
伊明格海
愛爾蘭
英國
英倫海峽
荷蘭
比利時
法國
葡萄牙
西班牙
直布羅陀
意大利
加拿大
美國
芬地灣
北大西洋
波多黎各
伯利茲
巴拿馬
秘魯
巴西
智利
烏拉圭
阿根廷
銷售網絡
採購網絡
銷售及採購網絡
附屬公司或分公司


QIQIHAR
JIAMUSI
HARBIN
MUDANJIANG
YANJI
CHANGCHUN
TONGHUA
FUSHUN
SHENYANG
YANTAI
WEIFANG
QINGDAO
ZIB
JINAN
KAIFEN
ZHENGZHO
DALIAN
TIANJIN
SHANGHAI
FUZHOU
XIAMEN
GUANGZHOU
DATONG
XI'AN
NORWAY
SWEDEN
NORTH SEA
DENMARK
GERMANY
LATVIA
LITHUANIA
POLAND
BELARUS
SLOVAKIA
UKRAINE
ROMANIA
BULGARIA
TURKEY
SWITZERLAND
CYPRUS
ISRAEL
PAKISTAN
INDIA
BANGLADESH
OMAN
SAUDI ARABIA
RUSSIA
SEA OF OKHOTSK
NORTH PACIFIC OCEAN
JAPAN
KOREA
THE PRC
Qingdao
HONG KONG
TAIWAN
THAILAND
MALAYSIA
SINGAPORE
INDONESIA
KENYA
SEYCHELLES
MAURITIUS
REUNION
MOZAMBIQUE
SOUTH AFRICA
INDIAN OCEAN
AUSTRALIA
FIJI
SOUTH PACIFIC OCEAN
SYDNEY
NEW ZEALAND

業績

	截至二零零零年三月三十一日止年度 千港元	截至二零零一年三月三十一日止年度 千港元	截至二零零二年三月三十一日止年度 千港元	截至二零零三年三月三十一日止年度 千港元 (重列)	截至二零零四年三月三十一日止年度 千港元
營業額	2,090,758	2,671,385	3,547,005	3,849,254	4,393,427
經營溢利	59,764	79,892	107,718	123,510	151,056
所佔聯營公司業績	5	479	2,177	1,219	(1,380)
	59,769	80,371	109,895	124,729	149,676
稅項	(5,682)	(3,576)	(3,721)	(1,067)	(1,446)
未計少數股東權益前溢利	54,087	76,795	106,174	123,662	148,230
少數股東權益	(18,893)	(20,092)	(26,046)	(28,948)	(36,600)
年內溢利	35,194	56,703	80,128	94,714	111,630

資產與負債

	二零零零年三月三十一日 千港元	二零零一年三月三十一日 千港元	二零零二年三月三十一日 千港元	二零零三年三月三十一日 千港元 (重列)	二零零四年三月三十一日 千港元
資產總值	1,711,956	1,823,218	2,336,060	2,383,769	3,267,036
負債總值	(916,509)	(952,104)	(1,391,353)	(1,343,895)	(1,669,074)
	795,447	871,114	944,707	1,039,874	1,597,962
少數股東權益	(240,633)	(237,274)	(251,528)	(268,616)	(366,484)
股東資金	554,814	633,840	693,179	771,258	1,231,478

附註： 上述二零零三前之財務摘要無作出調整以計入採納香港會計師公會頒發之標準會計師實務準則第12號(經修訂)「所得稅」之影響，因董事認為此乃不可行。

43. 主要聯營公司之詳情

本集團之主要聯營公司於二零零四年三月三十一日之詳情如下：

名稱	業務架構形式	註冊成立地點	本公司持有之已發行註冊資本面值之應佔百分比	主要業務
Global Research Group Inc.	註冊成立	英屬處女群島	50%	投資控股
Global Research Services Inc.	註冊成立	英屬處女群島	50%	提供互動電子數據庫
Pacos Processing Limited	註冊成立	塞浦路斯	20%	買賣加工海產食品
Paco-EP Limited	註冊成立	塞浦路斯	20%	買賣加工海產食品
Paco-GP Limited	註冊成立	塞浦路斯	20%	買賣加工海產食品
Paco-HP Limited	註冊成立	塞浦路斯	20%	買賣加工海產食品
Pacos Trading Limited	註冊成立	塞浦路斯	12%	買賣冷凍海產食品
Paco (ET) Limited	註冊成立	塞浦路斯	12%	買賣冷凍海產食品
Paco (GT) Limited	註冊成立	塞浦路斯	12%	買賣冷凍海產食品
Paco (HT) Limited	註冊成立	塞浦路斯	12%	買賣冷凍海產食品

42. 主要附屬公司之詳情－續

名稱	註冊成立或登記／業務所在地點／國家	已發行及繳足股本／繳入資本	已發行股本面值之百分比 本公司*／附屬公司持有 %	本集團應佔 %	主要業務
Pacos Processing Limited	開曼群島／世界各地	普通股 1美元	100	100	買賣加工海產食品
Pacos Trading Limited	開曼群島／世界各地	普通股 1美元	100	58	買賣冷凍海產食品
Paco Beta Limited	英屬處女群島／世界各地	普通股 1美元	100	58	買賣燃料
Paco Gamma Limited	英屬處女群島／世界各地	普通股 1美元	100	58	船舶持有
Parkmond Group Limited	英屬處女群島／世界各地	普通股 1美元	100	58	買賣冷凍海產食品
Pelican Food Limited	英屬處女群島／世界各地	普通股 100美元	100	100	投資控股
青島罐頭食品廠有限公司	中國 *(附註a)*	註冊資本 12,100,000美元	100	100	海產加工
Sevenseas Enterprises Limited	英屬處女群島／香港	普通股 1美元	100	100	物業持有
欣興食品(青島)有限公司	中國 *(附註a)*	註冊資本 910,000美元	100	100	海產加工

註附：

(a) 該附屬公司均為於中國註冊之全資外資企業。

(b) 無投票權遞延股實際上無權收取股息，收取有關公司之大會通告，於股東大會上出席或投票，及於清盤時參與任何分派。

董事會認為以上一覽表所列之本公司附屬公司均對本集團年內業績有重大影響或組成本集團之資產淨值主要部分。董事會認為列出其他附屬公司之詳情使資料過份冗長。

各附屬公司於年終概無任何尚未償還之債券證券。

42. 主要附屬公司之詳情－續

名稱	註冊成立或登記／業務所在地點／國家	已發行及繳足股本／繳入資本	已發行股本面值之百分比 本公司*／附屬公司持有 %	已發行股本面值之百分比 本集團應佔 %	主要業務
National Fish & Seafood Inc.	美國／世界各地	普通股 10,000美元	60	60	買賣及加工冷凍海產食品
New Millennium Group Holdings Limited	英屬處女群島／香港	普通股 5,361,101美元	100	58	買賣冷凍蔬菜
Nouvelle Foods International Limited	英屬處女群島／香港	普通股 1美元	100	100	買賣加工海產食品
海傑企業有限公司	香港／世界各地	普通股 2港元	100	100	買賣加工海產食品
Pacific Andes Enterprises (BVI) Limited	英屬處女群島／世界各地	普通股 1美元	100	58	買賣冷凍海產食品
太平洋恩利企業(香港)有限公司	香港／世界各地 (附註b)	普通股200港元 無投票權遞延股 10,000,000港元	100	100	提供財務及行政服務
恩利食品(香港)有限公司	香港／世界各地	普通股 10,000港元	100	58	買賣冷凍海產食品
太平洋恩利(控股)有限公司	百慕達／新加坡	普通股 108,224,650新元	58	58	投資控股
Pacific Andes International Holdings (BVI) Limited	英屬處女群島／香港	普通股 1美元	100 *	100	投資控股
Pacific Andes Treasury Management Limited	香港／香港	普通股 10,000,000港元	100	100	提供財務服務
Pacific Andes (Europe) Limited	英屬處女群島／世界各地	普通股 1美元	100	100	買賣加工海產食品
Pacific Andes (HP) Limited	英屬處女群島／世界各地	普通股 2港元	100	100	買賣加工海產食品

42. 主要附屬公司之詳情

本公司於二零零四年三月三十一日之主要附屬公司詳情如下：

名稱	註冊成立或登記／業務所在地點／國家	已發行及繳足股本／繳入資本	已發行股本面值之百分比 本公司*／附屬公司持有 %	已發行股本面值之百分比 本集團應佔 %	主要業務
裕富食品(青島)有限公司	中國(附註a)	註冊資本 6,340,000元人民幣	100	100	海產加工
通運遠東有限公司	香港／世界各地	普通股 2港元	100	100	買賣冷凍海產食品
Bonaire Developments Limited	英屬處女群島／香港	普通股 1美元	100	100	物業持有
Chasterton Group Limited	英屬處女群島／香港	普通股 1美元	100	100	物業持有
Clamford Holding Limited	英屬處女群島／香港	普通股 1美元	100 *	100	投資控股
Europaco Limited	英屬處女群島／世界各地	普通股 1美元	100	100	買賣加工海產食品
Europaco (BP) Limited	英屬處女群島／世界各地	普通股 1美元	100	100	買賣加工海產食品
Europaco (EP) Limited	英屬處女群島／世界各地	普通股 1美元	100	100	買賣加工海產食品
Europaco (GP) Limited	英屬處女群島／世界各地	普通股 1美元	100	100	買賣加工海產食品
Europaco (HP) Limited	香港／世界各地	普通股 2港元	100	100	買賣加工海產食品
Fastact Group Limited	英屬處女群島／香港	普通股 1美元	100	100	物業持有
榮海有限公司	香港／香港	普通股 2港元	100	100	提供財務及行政服務
National Fish and Seafood Limited	香港／世界各地	普通股 2港元	100	60	買賣冷凍海產食品

41. 關連人士交易

(a) 年內，本集團及本公司與本集團一家聯營公司進行以下交易：

	二零零四年 千港元	二零零三年 千港元
銷售冷凍海產食品(附註i)	335,181	455,135
購買冷凍海產食品(附註i)	3,062	8,556
行政收入(附註ii)	2,375	7,199

附註：

(i) 冷凍海產食品乃按市價銷售和購買，或如無市場價格，則按成本加若干溢利百分比計算。

(ii) 按成本分攤基準向一間聯營公司收取行政收入。

(b) 該聯營公司亦向一家銀行提供存貨及貿易應收款項作為授予本集團達30,000,000港元(二零零三年：39,000,000港元)銀行融資之部分擔保。於二零零四年三月三十一日，本集團未有動用該項融資(二零零三年：無)。23,674,000港元(二零零三年：47,691,000港元)列作已投保貿易應收款項之貼現融資乃自聯營公司已投保應收款項中26,304,000港元(二零零三年：52,990,000港元)支取用作貼現融資。

38. 主要非現金交易

年內，本公司並無透過一家聯營公司之往來賬目獲派發任何股息收入(二零零三年：1,400,000港元)。

39. 或然負債

	本集團		本公司	
	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元
於結算日，本集團及本公司之或然負債如下：				
附追索權之貼現票據	229,946	420,900	–	–
就附屬公司動用銀行融資向銀行作出之擔保	–	–	762,471	881,721
	229,946	420,900	762,471	881,721

40. 資產抵押

於二零零四年三月三十一日，本集團已將賬面淨值總額分別約171,567,000港元(二零零三年：161,747,000港元)及18,300,000港元(二零零三年：18,300,000港元)之土地及樓宇以及投資物業，作為若干銀行向本集團授出按揭貸款之抵押。

存貨213,239,000港元(二零零三年：338,691,000港元)亦已抵押予往來銀行以取得存貨循環信貸。

此外，若干附屬公司之股份已作出抵押予往來銀行以取得存貨循環信貸。

36. 資本承擔

	本集團		本公司	
	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元
於二零零四年三月三十一日，本集團就購買物業、機器及設備資本開支之承擔如下：				
已訂約但尚未在財務報表撥備	12,088	8,469	2,734	2,730

於二零零四年三月三十一日，本集團亦有就收購一間公司而已訂約但尚未在財務報表撥備之承擔。收購之代價(董事估計約為117,000,000港元)相等截至被收購公司於二零零三年十二月三十一日止財政年度之經審核除稅後純利六倍。

37. 收購業務

於本年度內，本集團以代價23,285,000港元收購一家海產加工及分銷業務。

	二零零四年 千港元	二零零三年 千港元
已收購資產淨值		
物業、機器及設備	5,850	—
商譽	17,435	—
總代價	23,285	—
以下列償還：		
現金	23,285	—
就收購業務之現金及現金等值項目之現金流出	23,285	—

年內收購之業務佔本集團營業額28,147,000港元及本集團經營溢利中虧損2,035,000港元。

35. 經營租約承擔

本集團作為承租人

於結算日，本集團就按不可註銷經營租約租用物業有以下承擔：

	二零零四年 千港元	二零零三年 千港元
一年內	8,043	8,930
第二至第五年(包括首尾兩年)	12,797	16,527
五年以上	24,572	26,145
	45,412	51,602

經營租約款項乃指本集團就其若干辦公室物業、加工廠房及農地而應付之租金。經營租約之年期介乎一至三十年。

本集團作為出租人

年內，物業租金收入約為2,481,000港元(二零零三年：8,365,000港元)。本集團之投資物業按持續基準計算，預期可獲得租金回報5%(二零零三年：8%)。本集團若干項投資物業之租約為期一至五年。

於結算日，本集團與承租人就投資物業之未來最低租約款項訂立合約，期限如下：

	二零零四年 千港元	二零零三年 千港元
一年內	1,000	2,314
第二至第五年(包括首尾兩年)	385	748
五年後	922	—
	2,307	3,062

33. 股份溢價及儲備 – 續

本公司之繳入盈餘指本公司於一九九四年進行集團重組時及本公司股東獲分派後，本公司所收購附屬公司當日之綜合股東資金與本公司就收購而發行之股份面值之差額。

根據適用之百慕達法例，一家公司之繳入盈餘可供分派。然而，本公司在下列情況下，不得宣派或派付股息或自繳入盈餘作出分派：

(a) 負債到期時無法償還，或在作出派付後無法償還負債；或

(b) 資產之可變現值低於負債及已發行股本與股份溢價賬之總值。

董事認為，本公司可供分派予股東之儲備如下：

	二零零四年 千港元	二零零三年 千港元
繳入盈餘	39,225	39,225
保留溢利	85,728	41,071
	124,953	80,296

34. 退休福利計劃

本集團為其香港所有僱員實行強制性公積金計劃(「強積金計劃」)。強積金計劃乃根據強制性公積金計劃條例下於強制性公積金管理局註冊。強積金計劃之資產與本集團之資產分開持有，並以基金形式由信託人監管。根據強積金計劃之規定，僱主及其僱員須各自按計劃所定之比率向強積金計劃供款。本集團就強積金計劃之唯一責任為照強積金計劃之規定供款。

退休福利計劃供款指本集團按計劃規則列明之比率向基金支付供款。

中國國內附屬公司之僱員均參與中國地方政府管理之退休金計劃。附屬公司須按其僱員工資有關部分之若干百分比，向該退休計劃供款以支付有關福利。本集團於該退休金計劃之唯一責任為按照該退休金計劃之規定供款。

32. 認股權證

	認購價為0.85港元之認股權證	
	數目	千港元
發行認股權證日期之數目	141,401,053	120,191
於年內行使	(31,061)	(27)
於二零零三年三月三十一日之已發行數目	141,369,992	120,164
於年內行使	(140,335,011)	(119,285)
於年內失效	(1,034,981)	(879)
於二零零四年三月三十一之已發行數目	–	–

於二零零二年九月十六日，141,401,053份紅利認股權證（「二零零四年認股權證」）乃按於二零零二年九月十六日當時持有每五股現有普通股股份獲發一份二零零四年認股權證之基準發行。

每份二零零四年認股權證授權登記持有人於二零零二年九月二十六日至二零零四年三月二十五日（包括首尾兩日）期間按初步認購價0.85港元（可予調整）以現金認購本公司一股每股面值0.10港元之普通股股份。

於發行日期後，140,366,072份二零零四年認股權證已行使認購普通股，而餘下之1,034,981份二零零四年認股權證已於二零零四年三月二十五日失效。

33. 股份溢價及儲備

	股份溢價 千港元	繳入盈餘 千港元	保留溢利 千港元	總計 千港元
本公司				
二零零二年四月一日	281,390	39,225	61,736	382,351
按溢價發行股份	14,671	–	–	14,671
本年度淨溢利	–	–	7,615	7,615
二零零二年末期股息	–	–	(28,280)	(28,280)
二零零三年三月三十一日	296,061	39,225	41,071	376,357
按溢價發行股份	343,795	–	–	343,795
發行股份開支	(6,552)	–	–	(6,552)
本年度淨溢利	–	–	77,313	77,313
二零零三年末期股息	–	–	(32,656)	(32,656)
二零零四年三月三十一日	633,304	39,225	85,728	758,257

31. 認購權計劃－續

二零零三年－續

類別二：僱員

行使期	授出日期	每股認購價 港元	持有認股權數目 於二零零二年 四月一日 尚未行使	於年內行使	於年內註銷	於二零零三年 三月三十一日 尚未行使
一九九七年十月二十五日至二零零二年十月二十四日	一九九六年十月二十四日	0.9940	100,000	–	(100,000)	–
一九九八年十月二十五日至二零零三年十月二十四日	一九九六年十月二十四日	0.9440	3,250,000	(2,650,000)	–	600,000
一九九九年十月二十五日至二零零四年十月二十四日	一九九六年十月二十四日	0.9440	300,000	(300,000)	–	–
二零零零年十月二十五日至二零零五年十月二十四日	一九九六年十月二十四日	0.9440	400,000	(400,000)	–	–
二零零一年二月二十一日至二零零六年二月二十日	二零零零年二月二十一日	0.3336	4,000,000	(4,000,000)	–	–
二零零二年二月二十一日至二零零七年二月二十日	二零零零年二月二十一日	0.3336	600,000	(600,000)	–	–
僱員持有認股權總數			8,650,000	(7,950,000)	(100,000)	600,000
認股權總數			61,250,000	(53,950,000)	(100,000)	7,200,000

截至二零零三年三月三十一日止年度內，本公司之股份於緊接認購權行使日前之平均收市價介乎0.60港元至1.13港元。

本公司於截至二零零三年三月三十一日止年度內概無授出認股權。

31. 認購權計劃－續

二零零三年

類別一：董事

行使期	授出日期	每股認購價 港元	持有認股權數目 於二零零二年 四月一日 尚未行使	於年內行使	於年內註銷	於二零零三年 三月三十一日 尚未行使
一九九八年十月二十五日至 二零零三年十月二十四日	一九九六年 十月二十四日	0.9440	2,000,000	–	–	2,000,000
一九九九年七月十一日至 二零零四年七月十日	一九九七年 七月十日	1.1168	600,000	–	–	600,000
二零零零年八月二十一日至 二零零五年八月二十日	二零零零年 二月二十一日	0.3336	48,000,000	(44,000,000)	–	4,000,000
二零零二年二月二十一日至 二零零七年二月二十日	二零零零年 二月二十一日	0.3336	2,000,000	(2,000,000)	–	–
董事持有認股權總數			52,600,000	(46,000,000)	–	6,600,000

31. 認購權計劃 – 續

於二零零四年三月三十一日，根據本公司認購權計劃可認購股份之尚未行使認購權載列如下：

二零零四年

類別一：董事

			持有認股權數目			
行使期	授出日期	每股認購價 港元	於二零零三年四月一日尚未行使	於年內行使	於年內失效	於二零零四年三月三十一日尚未行使
一九九八年十月二十五日至二零零三年十月二十四日	一九九六年十月二十四日	0.9440	2,000,000	(2,000,000)	–	–
一九九九年七月十一日至二零零四年七月十日	一九九七年七月十日	1.1168	600,000	–	–	600,000
二零零零年八月二十一日至二零零五年八月二十日	二零零零年二月二十一日	0.3336	4,000,000	–	–	4,000,000
董事持有認股權總數			6,600,000	(2,000,000)	–	4,600,000

類別二：僱員

			持有認股權數目			
行使期	授出日期	每股認購價 港元	於二零零三年四月一日尚未行使	於年內行使	於年內失效	於二零零四年三月三十一日尚未行使
一九九八年十月二十五日至二零零三年十月二十四日	一九九六年十月二十四日	0.9440	600,000	(600,000)	–	–
認股權總數			7,200,000	(2,600,000)	–	4,600,000

截至二零零四年三月三十一日止年度內，本公司之股份於緊接認購權行使日前之平均收市價介乎1.12港元至1.34港元。

本公司於截至二零零四年三月三十一日止年度內概無授出認股權。

31. 認購權計劃

認購權計劃旨在給予本集團董事及僱員鼓勵。根據認購權計劃(於一九九四年九月九日採納並將於二零零四年九月八日失效)(「該計劃」)之條款，董事會可授予本公司及其附屬公司之董事及僱員認購權，以相等於股份面值及緊接授出認購權日期前五個營業日股份於聯交所之平均收市價之80%(以較高者為準)認購本公司股份。董事會將釐定行使期，惟在任何情況下不得超過承授人接納日期起計五年及接納日期後兩年，並於該期間之最後一日或二零零四年九月八日(以較早者為準)失效。承授人須於接納時繳交1港元之不可退回代價。每位參與者之最高配額不得超過根據該計劃授出之認購權所涉及之股數上限之25%。

於二零零四年三月三十一日，根據該計劃已授出但尚未行使之認購權可認購4,600,000股股份，佔該日本公司已發行股份(不包括根據該計劃已發行之股份)之1%。該計劃項下可予發行之股份數目不得超過本公司不時已發行股本之10%，惟不包括根據該計劃之任何已發行股份。

由於該計劃不再符合經修訂之香港聯合交易所有限公司證券上市規則(「上市規則」)規管認購權計劃之規定，除非符合經修訂之上市規則第17章之規定，否則由二零零一年九月一日起不會再有認購權可根據該計劃授出。儘管如此，根據該計劃已授出之認購權將繼續可按照該計劃予以行使。

30. 股本

	股份數目	*數額* *千港元*
每股面值0.10港元之普通股		
法定：		
於二零零三年三月三十一日及二零零四年三月三十一日	2,000,000,000	200,000
已發行及繳足：		
於二零零二年四月一日	656,905,266	65,691
行使購股權	53,950,000	5,395
行使認股權證	31,061	3
於二零零三年三月三十一日	710,886,327	71,089
發行新股份	145,000,000	14,500
行使購股權	2,600,000	260
行使認股權證	140,335,011	14,033
於二零零四年三月三十一日	998,821,338	99,882

於二零零四年二月十一日，本公司安排向獨立私人投資者以每股1.73港元之價格私人配售由NSH(本公司最終控股公司)持有之本公司145,000,000股每股0.10港元之股份，相當於本公司股份於二零零四年二月十日之收市價約4.94%之折扣。

根據同日之認購協議，NSH以每股1.73港元之價格認購本公司145,000,000股每股0.10港元之新股份。收益用作進一步拓展本集團於中國之魚柳業務及向本公司提供額外營運資金。該等新股份乃根據於二零零三年九月十七日舉行之本公司股東週年大會上授予董事之一般授權而發行，有關股份與其他已發行股份在各方面均具有同等權利。

29. 遞延稅項

以下為本期間及前申報期間之已確認主要遞延稅項負債及資產以及有關變動情況：

	加速稅項折舊 千港元	重估物業 千港元	稅項虧損 千港元	總計 千港元
本集團				
於二零零二年四月一日				
一先前申報	2,995	—	—	2,995
一採納會計實務準則第12號（經修訂）之調整	2,340	12,821	(2,232)	12,929
一重列	5,335	12,821	(2,232)	15,924
於本年度收入報表扣除（計入）	177	—	(385)	(208)
於資產重估儲備扣除	—	276	—	276
於二零零三年四月一日	5,512	13,097	(2,617)	15,992
於本年度收入報表扣除（計入）	(2,593)	349	(342)	(2,586)
於資產重估儲備扣除	—	2,235	—	2,235
稅率變動之影響				
一於本年度收入報表扣除（計入）	82	—	(149)	(67)
一於資產重估儲備扣除	—	376	—	376
於二零零四年三月三十一日	3,001	16,057	(3,108)	15,950

於結算日，本集團有未動用預計稅務虧損170,673,000港元（二零零三年：155,969,000港元），可用作抵銷未來溢利。該等虧損中，就17,711,000港元（二零零三年：13,896,000港元）已確認為遞延稅項資產。由於未能預計未來溢利趨勢，故並無就餘下之152,962,000港元（二零零三年：142,073,000港元）確認任何遞延稅項資產。

於結算日，本集團有可扣減暫時差異4,163,000港元（二零零三年：2,328,000港元）。由於並無應課稅溢利可供扣除可扣減暫時差異，故並無就可扣減暫時差異確認遞延稅項資產。

28. 銀行借貸

	本集團 二零零四年 千港元	本集團 二零零三年 千港元
銀行借貸包括：		
存貨貸款	117,000	225,909
信託票據及短期銀行貸款	1,106,715	453,957
其他有期貸款	13,764	—
按揭貸款	70,499	78,079
銀行透支	15,038	16,754
	1,323,016	774,699
分為：		
有抵押	187,499	303,988
無抵押	1,135,517	470,711
	1,323,016	774,699

	千港元	千港元
銀行借貸於下列期間到期：		
一年內	1,251,392	704,200
一年至兩年	12,694	7,598
兩年至五年	27,149	23,141
五年以上	31,781	39,760
	1,323,016	774,699
一年內到期並列為流動負債之數額	(1,251,392)	(704,200)
一年後到期之數額	71,624	70,499

24. 墊款予供應商

本集團

該筆款項以供應商之船舶作為抵押及免付利息。該筆款項於本年度內悉數償還。

25. 與一間聯營公司之貿易應收款項及聯營公司欠款

本集團

與一間聯營公司之貿易應收款項及聯營公司欠款為有抵押、免息及按要求償還。

26. 已抵押存款

本集團

該款項指用以擔保已投保貿易應收款項之貼現墊款及本集團獲授銀行信貸之銀行抵押存款。

27. 貿易及其他應付款項

貿易及其他應付款項已包括貿易應付款項58,626,000港元(二零零三年：312,470,000港元)。於結算日之貿易應付款項賬齡分析如下：

	本集團	
	二零零四年 千港元	二零零三年 千港元
少於三十日	33,084	122,295
三十一日至六十日	25,176	110,209
六十一日至九十日	333	60,515
超過九十日	33	19,451
	58,626	312,470

貿易及其他應付款項包括第三者墊款25,428,000港元(二零零三年：零港元)按市場利率計息，並以為數33,904,000港元之存貨作為抵押(二零零三年：零港元)。

22. 貿易及其他應收款項

貿易及其他應收賬款已分別包括貿易應收款項672,233,000港元(二零零三年：498,829,000港元)及應收票據129,880,000港元(二零零三年：55,617,000港元)。本集團繼續執行既定之信貸政策。在銷售貨品方面，本集團給予其貿易客戶之信貸期平均為三十至一百二十天。於結算日之貿易應收款項及應收票據賬齡分析如下：

	本集團 二零零四年 千港元	本集團 二零零三年 千港元
少於三十日	345,609	492,717
三十一日至六十日	311,409	39,195
六十一日至九十日	41,138	12,480
九十一日至一百二十日	75,779	8,722
超過一百二十日	28,178	1,332
	802,113	554,446

23. 已投保之貿易應收款項

已投保之貿易應收款項已包括已按應收貼現融資貼現予若干銀行之已貼現貿易應收款項162,619,000港元(二零零三年：145,451,000港元)。

已投保之貿易應收款項於結算日之賬齡分析如下：

	本集團 二零零四年 千港元	本集團 二零零三年 千港元
少於三十日	201,457	108,118
三十一日至六十日	117,293	83,282
六十一日至九十日	14,573	8,729
九十一日至一百二十日	17,567	3,920
超過一百二十日	1,427	779
	352,317	204,828

20. 投資證券

	本集團		本公司	
	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元
上市股本證券				
香港	–	11,737	–	–
海外	–	4,817	–	–
	–	16,554	–	–
非上市股本證券	200	1,022	–	–
會所債券	23,691	10,191	18,600	5,100
	23,891	27,767	18,600	5,100
上市股本證券市值	–	16,554	–	–

一九九七年，本公司向National Fish and Seafood Inc.（「NFS」）發行12,354,864股股份，以換取本集團獲發行NFS之經擴大股本60%。NFS持有本公司股份作為非流動投資。該投資於本年度出售。

董事認為會所債券價值不低於其成本。

21. 存貨

	本集團	
	二零零四年 千港元	二零零三年 千港元
存貨（按成本）包括下列各項：		
冷凍魚類	469,858	394,949
魚柳及魚切塊	394,619	275,950
燃油	3,388	681
種籽及蔬菜	8,613	5,968
包裝材料	11,560	7,620
	888,038	685,168

18. 於附屬公司之權益

	本公司	
	二零零四年 千港元	二零零三年 千港元
非上市股份	41,926	41,926
附屬公司欠款	797,282	399,446
	839,208	441,372

本公司於二零零四年三月三十一日之主要附屬公司詳情載於附註42。

附屬公司欠款乃無抵押，並毋須於結算日後十二個月內償還。其利息以1.22%至5.99%計息(二零零三年：1.43%至5.42%)。

19. 於聯營公司之權益

	本集團	
	二零零四年 千港元	二零零三年 千港元
所佔資產淨值	2,214	435

本集團於二零零四年三月三十一日之聯營公司詳情載於附註43。

16. 商譽

	千港元
本集團	
總額	
因年內收購業務而產生及於二零零四年三月三十一日	17,435
攤銷	
年內撥備及於二零零四年三月三十一日	(678)
賬面值	
於二零零四年三月三十一日	16,757

本年度內，本集團動用23,285,000港元收購美國一項海產加工及分銷業務。收購所帶來之商譽價值17,435,000港元。

商譽按15年直線基準攤銷。

17. 負商譽

	千港元
本集團	
總額	
於二零零三年四月一日	(2,658)
年內收購一間附屬公司額外權益而產生	(786)
於二零零四年三月三十一日	(3,444)
撥回收益表	
於二零零三年四月一日	109
年內撥回	169
於二零零四年三月三十一日	278
賬面值	
於二零零四年三月三十一日	(3,166)
於二零零三年三月三十一日	(2,549)

本集團於本年度因收購太平洋恩利(控股)有限公司額外0.29%之股權而於年內產生負商譽增加786,000港元。負商譽於收益表內按二十年(相當於所收購可折讓資產之估計平均可用年期)直線基準撥回。

15. 投資物業

	本集團	
	二零零四年 千港元	二零零三年 千港元
估值		
年初	55,930	61,400
滙兌調整	—	330
重估減值	(30)	(800)
撥出予土地及樓宇	—	(5,000)
年終	55,900	55,930

上述投資物業之賬面值包括：

	本集團	
	二零零四年 千港元	二零零三年 千港元
根據長期租約持有之香港土地	18,300	18,300
根據長期租約持有之中國土地	37,600	37,630
	55,900	55,930

投資物業按經營租約出租。

本集團於香港及中國之投資物業於二零零四年三月三十一日之價值由獨立物業估值師邦盟滙駿評估有限公司按公開市場基準進行重估。

14. 物業、機器及設備－續

上文所列土地及樓宇之賬面淨值包括：

	本集團	
	二零零四年 千港元	二零零三年 千港元
根據長期租約持有之香港土地	171,567	161,747
根據中期租約持有之中國土地	51,600	51,600
美利堅合眾國（「美國」）之永久業權土地	—	4,002
	223,167	217,349

本集團位於香港及中國之租賃土地及樓宇於二零零四年三月三十一日之價值已由獨立物業估值師邦盟滙駿評估有限公司按公開市值基準進行重估。

倘本集團之租賃土地及樓宇並無進行重估，則須按成本基準以下列數額入賬：

	千港元
成本	242,883
累積折舊	(41,319)
於二零零四年三月三十一日之賬面淨值	201,564
於二零零三年三月三十一日之賬面淨值	209,783

14. 物業、機器及設備

	土地及樓宇 千港元	租賃物業裝修 千港元	傢俬及裝置 千港元	辦公室設備 千港元	汽車 千港元	機器及設備 千港元	船舶 千港元	在建工程 千港元	總計 千港元
本集團									
成本或估值									
於二零零三年四月一日	217,481	19,083	16,847	27,993	22,598	97,213	47,044	7,962	456,221
添置	270	649	615	9,476	2,797	7,107	–	15,182	36,096
收購一項業務	–	–	–	–	–	5,850	–	–	5,850
出售	(4,134)	–	–	(876)	(1,991)	(1,293)	–	(321)	(8,615)
轉撥	183	–	–	–	–	817	–	(1,000)	–
重估增值	9,367	–	–	–	–	–	–	–	9,367
於二零零四年三月三十一日	223,167	19,732	17,462	36,593	23,404	109,694	47,044	21,823	498,919
包括：									
成本	–	19,732	17,462	36,593	23,404	109,694	47,044	21,823	275,752
二零零四年之估值	223,167	–	–	–	–	–	–	–	223,167
	223,167	19,732	17,462	36,593	23,404	109,694	47,044	21,823	498,919
折舊									
於二零零三年四月一日	132	9,588	13,123	19,909	17,778	45,187	40,089	–	145,806
年內撥備	5,138	2,396	1,290	4,503	1,907	10,127	111	–	25,472
出售時撇銷	(165)	–	–	(140)	(1,645)	(263)	–	–	(2,213)
重估調整	(5,105)	–	–	–	–	–	–	–	(5,105)
於二零零四年三月三十一日	–	11,984	14,413	24,272	18,040	55,051	40,200	–	163,960
賬面淨值									
於二零零四年三月三十一日	223,167	7,748	3,049	12,321	5,364	54,643	6,844	21,823	334,959
於二零零三年三月三十一日	217,349	9,495	3,724	8,084	4,820	52,026	6,955	7,962	310,415

13. 每股盈利 – 續

因會計政策變動(見上述附註2)而對用作比較之每股基本盈利及每股攤薄盈利調整如下：

	基本 港仙	攤薄 港仙
二零零三年每股盈利對賬：		
調整前呈報數字	13.6	13.4
因採納會計實務準則第12號(經修訂)	0.1	0.1
重列	13.7	13.5

12. 股息

	二零零四年 千港元	二零零三年 千港元
末期股息：		
建議末期股息每股4.9港仙（二零零三年：4.5港仙）	48,942	31,999
往年於年結日後行使購股權及購股權證而發行之股份派付之額外股息	—	101
	48,942	32,100

由董事建議之末期股息須於應屆股東大會上獲得股東批准。

13. 每股盈利

截至二零零四年三月三十一日止兩個年度每股基本及攤薄盈利乃按下列各項計算：

	二零零四年 千港元	二零零三年 千港元
計算每股基本及攤薄盈利之盈利	111,630	94,714
計算每股基本盈利之普通股加權平均數	751,839,891	692,711,091
對攤薄普通股之潛在影響：		
認購權	3,452,731	11,294,037
購股權證	26,192,888	—
計算每股攤薄盈利之普通股加權平均數	781,485,510	704,005,128

由於本公司尚未行使之認股權證之行使價較每股平均市價為高，故本公司二零零三年並未行使之認股權證之兌換並未計入每股攤薄盈利內。

10. 税項－續

其他司法權區税項乃按有關司法權區之税率計算。

本集團大部分溢利並非產生或源自香港，故毋須繳付香港利得税。

本年度税項支出與税前溢利之對賬如下：

	二零零四年 千港元	二零零三年 千港元
税前溢利	149,676	124,729
按香港所得税率17.5%(二零零三年：16%)之税項	26,193	19,957
不可扣税支出之税務影響	10,256	10,680
毋須課税收入之税務影響	(36,443)	(30,117)
以往年度之撥備不足(超額撥備)	693	(480)
未確認税項虧損之税務影響	2,649	3,810
使用早前未被確認之税項虧損	(743)	(855)
其他未被確認遞延税項資產之税務影響	321	(399)
提高香港所得税產生之年初遞延税項負債增加	(67)	—
經營於不同司法管轄區之附屬公司／聯營公司不同税率之影響	(51)	(93)
其他	(1,362)	(1,436)
年內税項支出	1,446	1,067

11. 本年度淨溢利

本集團於本年度之淨溢利為111,630,000港元(二零零三年：94,714,000港元)，其中淨溢利77,313,000港元(二零零三年：淨溢利7,615,000港元)已計入本公司之財務報表。

9. 董事酬金－續

董事酬金介乎下列金額：

	二零零四年 董事人數	二零零三年 董事人數
零港元至1,000,000港元	3	3
1,000,001港元至1,500,000港元	1	1
2,000,001港元至2,500,000港元	2	2
2,500,001港元至3,000,000港元	2	2
3,000,001港元至3,500,000港元	1	1
	9	9

本集團截至二零零四年三月三十一日止年度及截至二零零三年三月三十一日止年度之五位最高薪人士均為董事。

10. 稅項

	二零零四年 千港元	二零零三年 千港元 (重列)
支出包括：		
年內溢利		
－香港	3,156	1,490
－其他司法權區	250	265
以往年度之撥備不足(超額撥備)		
－香港	693	(480)
	4,099	1,275
遞延稅項 *(附註29)*		
－本年度	(2,586)	(208)
－因稅率變化	(67)	－
	(2,653)	(208)
年內稅項支出	1,446	1,067

香港利得稅乃根據年內估計應課稅溢利按17.5%(二零零三年：16%)稅率計算。

8. 財務支出

	二零零四年 千港元	二零零三年 千港元
銀行借貸利息：		
－須於五年內全數償還	74,091	67,602
－毋須於五年內全數償還	171	2,616
自第三方墊款利息	1,924	—
承兌票據利息	—	2,410
	76,186	72,628

9. 董事酬金

	二零零四年 千港元	二零零三年 千港元
董事袍金：		
－執行董事	—	—
－獨立非執行董事	480	480
	480	480
其他酬金－執行董事		
薪金及其他實物利益		
－現金	8,906	8,775
－實物利益	3,561	3,376
獎勵性花紅	2,080	2,120
退休福利計劃供款	317	317
	14,864	14,588
	15,344	15,068

實物利益主要指本公司若干董事獲提供寓所之估計現金價值。

6. 其他經營支出

	二零零四年 千港元	二零零三年 千港元
其他經營支出包括：		
聯營公司欠款準備	3,044	—
視為出售附屬公司虧損	2,555	—
出售物業、機器及設備虧損	22	806
商譽攤銷	678	—
重估減值：		
－土地及樓宇	—	759
－投資物業	—	800
	6,299	2,365

7. 經營溢利

	二零零四年 千港元	二零零三年 千港元
經營溢利已經扣除：		
核數師酬金	2,145	2,452
物業、廠房及設備折舊	25,472	35,615
承租物業之租金	3,091	3,785
滙兑虧損，淨額	—	1,096
退休福利計劃供款	724	1,210
其他員工成本	71,679	59,063
總員工成本	72,403	60,273
及已經計入：		
扣除支銷後之淨租金收入	2,368	7,528

4. 營業額及分類資料－續

地區分類－*續*

以下為按資產所在地劃分之分類資產賬面值及添置物業、機器及設備之分析：

	分類資產賬面值		添置物業、機器及設備	
	二零零四年 千港元	二零零三年 千港元	二零零四年 千港元	二零零三年 千港元
中國	2,352,209	1,574,400	30,400	15,526
北美洲	195,216	148,092	11,542	1,974
西歐	258,603	211,111	—	—
東歐	238,308	431,800	—	—
日本	9,752	1,791	—	—
其他地區	212,948	16,575	4	—
	3,267,036	2,383,769	41,946	17,500

5. 其他經營收入

	二零零四年 千港元	二零零三年 千港元
其他經營收入包括：		
出售投資證券收益	4,471	—
投資物業租金總額	2,481	8,365
代理收入	2,375	7,199
重估土地及樓宇增值	933	—
利息收入	895	1,345
滙兑溢利，淨額	411	—
損毀賠償	—	692
股息收入	—	494
負商譽撥回	169	75
雜項收入	1,500	1,366
	13,235	19,536

4. 營業額及分類資料－續

截至二零零三年三月三十一日止年度之其他資料

	冷凍魚類 千港元	魚柳及 魚切塊 千港元	船務服務 千港元	蔬菜 千港元	綜合 千港元
資產添置	33	15,501	—	1,966	17,500
物業、廠房及設備折舊	2,491	16,874	10,516	5,734	35,615
負商譽撥回	(75)	—	—	—	(75)
重估減值					
－土地及樓宇	—	759	—	—	759
－投資物業	500	300	—	—	800

地區分類

本集團業務分佈於中國、北美洲、西歐、東歐及日本各地。

下表載列本集團按市場區域分類的銷售分析(不論貨物／服務來源地)：

	按市場區域分類之營業額 二零零四年 千港元	 二零零三年 千港元
中國	2,344,402	1,928,927
北美洲	901,175	905,795
西歐	939,347	791,161
東歐	20,313	19,912
日本	146,244	172,277
其他地區	41,946	31,182
	4,393,427	3,849,254

4. 營業額及分類資料－續

截至二零零四年三月三十一日止年度之其他資料

	冷凍魚類 千港元	魚柳及 魚切塊 千港元	船務服務 千港元	蔬菜 千港元	綜合 千港元
資產添置	4	57,533	–	1,844	59,381
物業、廠房及設備折舊	1,557	18,653	111	5,151	25,472
商譽攤銷	–	678	–	–	678
負商譽撥回	(169)	–	–	–	(169)
土地及樓宇重估增值計入收益表	–	933	–	–	933

二零零三年

於二零零三年三月三十一日之資產負債表

	冷凍魚類 千港元	魚柳及 魚切塊 千港元	船務服務 千港元	蔬菜 千港元	未分配 資產／ 負債 千港元	綜合 千港元
資產						
分類資產	1,159,751	553,017	17,145	45,527	–	1,775,440
於聯營公司投資	–	137,309	–	–	5,548	142,857
未分配集團資產	–	–	–	–	465,472	465,472
綜合資產總值						2,383,769
負債						
分類負債	243,050	123,086	–	977	–	367,113
未分配集團負債	–	–	–	–	976,782	976,782
綜合負債總值						1,343,895

4. 營業額及分類資料 — 續

業務分類 — 續

截至二零零三年三月三十一日止年度

	冷凍魚類 千港元	魚柳及 魚切塊 千港元	船務服務 千港元	蔬菜 千港元	綜合 千港元
營業額					
對外銷售（*附註*）	2,107,504	1,685,387	16,317	40,046	3,849,254
業績					
分類業績	151,367	157,111	680	4,943	314,101
未分配集團支出					(117,963)
經營溢利					196,138
財務支出					(72,628)
所佔聯營公司業績	—	1,219	—	—	1,219
除税前溢利					124,729
税項					(1,067)
未計少數股東權益前溢利					123,662

附註： 截至二零零三年三月三十一日止年度各業務分類之間並無任何銷售。

二零零四年

於二零零四年三月三十一日之資產負債表

	冷凍魚類 千港元	魚柳及 魚切塊 千港元	船務服務 千港元	蔬菜 千港元	未分配 資產／ 負債 千港元	綜合 千港元
資產						
分類資產	1,731,560	1,189,110	11,670	44,226	—	2,976,566
於聯營公司投資	15,321	47,367	—	—	8,422	71,110
未分配集團資產	—	—	—	—	219,360	219,360
綜合資產總值						3,267,036
負債						
分類負債	951,960	581,583	6,283	2,788	—	1,542,614
未分配集團負債	—	—	—	—	126,460	126,460
綜合負債總值						1,669,074

4. 營業額及分類資料

以下為本集團按主要業務及地區市場劃分之營業額及經營溢利之分析：

業務分類

就管理而言，本集團現分為四項業務－冷凍魚類、魚柳及魚切塊、船務服務及蔬菜。本集團按該等業務申報其主要分類資料。

主要業務如下：

冷凍魚類	－	冷凍海產買賣
魚柳及魚切塊	－	海產售賣及加工
船務服務	－	船舶租賃及海上燃料買賣
蔬菜	－	冷凍蔬菜買賣及加工

有關上述業務之分類資料如下：

截至二零零四年三月三十一日止年度

	冷凍魚類 *千港元*	*魚柳及* *魚切塊* *千港元*	*船務服務* *千港元*	*蔬菜* *千港元*	*綜合* *千港元*
營業額					
對外銷售（*附註*）	2,443,095	1,884,316	22,378	43,638	4,393,427
業績					
分類業績	175,498	167,717	(366)	4,567	347,416
未分配集團支出					(120,174)
經營溢利					227,242
財務支出					(76,186)
所佔聯營公司業績	74	(1,454)	–	–	(1,380)
除税前溢利					149,676
税項					(1,446)
未計少數股東權益前溢利					148,230

附註： 截至二零零四年三月三十一日止年度各業務分類之間並無任何銷售。

3. 主要會計政策 — 續

稅項 — *續*

遞延稅項為就財務報表資產及負債賬面值及計算應課稅盈利相應稅基差額而須支付或收回之稅項，並以資產負債表負債法處理。遞延稅項負債通常會就所有應課稅臨時差額確認，而遞延稅項資產乃按可能出現可利用臨時時差扣稅之應課稅盈利時提撥。若於一項交易中，因商譽（或負商譽）或因（業務合併以外原因）開始確認其他資產及負債而引致之臨時時差既不影響稅務盈利亦不影響會計盈利，則不會確認該等資產及負債。

遞延稅項債務乃按因於附屬公司及聯營公司之投資而引致之應課稅臨時差異而確認，惟若本集團可令臨時差額對沖及臨時差額有可能未必於可見將來對沖之情況除外。

遞延稅項資產之賬面值於每個結算日作檢討，並在沒可能於會有足夠應課稅盈利恢復全部或部分資產價值時作調減。

遞延稅項乃按預期於負債清償或資產變現期間適用之稅率計算。遞延稅項於收益表中扣除或計入。惟倘遞延稅項直接在股本權益中扣除或計入股本權益之情況（在此情況下遞延稅項亦會於股本權益中處理）除外。

經營租約

經營租約租金支出以直線法按有關租約年期於收益表中扣除。

退休福利計劃

支付予定額供款退休金計劃及強制性公積金計劃於年內之款項乃在到期時入賬列為開支。

3. 主要會計政策－續

減值－*續*

倘減損其後獲撥回，資產的賬面值增至其經修訂估計可收回金額，惟已增加之賬面值不會超逾倘並無於過往年度確認減損而釐定之賬面值。減損撥回即時確認為收益，惟倘有關資產根據另一項會計準則按重估值列賬，則減損撥回根據該會計準則當作重估增值論。

存貨

存貨乃並按成本及可變現淨值兩者之較低者入賬。成本包括所有購買成本、兑換成本(如適用)及將存貨運往現存位置及達致目前狀況之其他成本，並按加權平均法計算。可變現淨值為於日常業務情況之預計售價減所有預計完成時之費用及預計出售時所需之費用。

外幣

以港元以外貨幣計算之交易均按交易當日適用之滙率換算。以港元以外貨幣計算之貨幣資產及負債，按結算日之滙率重新換算為港元。因滙兑而產生之盈虧均計入當期之淨溢利或虧損內。

在綜合賬目時，本集團於海外營運並以港元以外貨幣結算之資產及負債均按結算日之滙率換算。收入及支出項目按當期之平均匯率折算。所有因折算而出現之匯兑差額(如有)均歸類為權益並撥入本集團匯兑儲備處理。該匯兑差額會於有關業務出售之期間確認為收入或支出。

税項

税項指現時應付税項及遞延税項之總和。

現時應付税項乃按本年度應課税溢利計算。應課税溢利與收益表中所報淨溢利額不同，乃由於前者不包括在其他年度應課税收入或開支，並且不包括收益表內從未課税或扣税之項目。

3. 主要會計政策－續

投資物業－*續*

在出售投資物業時，該物業之投資物業重估儲備數額將轉撥至收益表內。

投資物業毋需折舊，除非其尚未期滿之租賃期為二十年或以下。

投資證券

投資證券乃按交易日期基準入賬，並初步以成本計算。

於其後申報日期，本集團表明有意及可持至到期之債務證券（持至到期債務證券）乃按已攤銷成本減任何經確認減損計算，以反映不可收回之數額。收購可持至到期證券之任何折讓或溢價之年度攤銷會與其他應收投資收入累積計算，使各期間所確認之收益均有固定之投資回報。

可持至到期債務證券以外之所有證券均於其後申報日期按公平值計算。

倘證券乃持作買賣用途，則未變現盈虧均計入該期間之溢利或虧損淨額。就其他證券而言，未變現盈虧計入股權，直至該證券出售或被釐訂出現減值時，則早前在股本確認之累計盈虧會計入該期間之盈虧淨額。

會社債券

持作長期用途之會所債券乃按成本減已確認減值入賬。

減值

於每個結算日，本集團審閱其資產之賬面值，以釐定該資產有否減值蹟像。倘資產的可收回金額估計少於其賬面值，則資產之賬面值須減至其可收回金額。減損即時確認作支出，惟倘有關資產根據另一項會計準則按重估值列賬，則減損根據該會計準則當作重估減值論。

3. 主要會計政策－續

物業、機器及設備－*續*

在建工程乃按成本值減已確認減值入賬，包括全部發展開支及其他直接成本以及根據本集團會計政策資本化之借貸成本。在建工程在工程竣工及該相關資產可供商業使用前不計折舊。已竣工建築工程的成本值撥至物業、廠房及設備中的適當類目。

除在建工程外、物業、機器及設備之折舊乃按原值或估值根據其預計可使用年期計算，詳情如下：

	年率	*計算法*
永久業權土地	無	—
租約土地	按租約年期	直線法
樓宇	4%	直線法
租賃物業裝修	30%	餘額遞減法
傢俬及裝置	30%	餘額遞減法
辦公室設備	40%	餘額遞減法
汽車	40%	餘額遞減法
機器及設備	20%至40%	餘額遞減法
船舶	20%	直線法

出售或停用資產產生之盈虧，乃由該資產之銷售所收款項與其面值之差額所釐定，並在收益表中確認。

投資物業

投資物業為持有具投資潛力之已完成物業，其租金收入乃經公平磋商釐定。

投資物業乃根據結算日獨立專業估價值計算之公開市值入賬。任何投資物業之重估增值或減值會在投資物業重估儲備內入賬或扣除。除非該儲備數額不足以彌補減值數目，則減值超出投資物業重估儲備之部分會於收益表扣除。倘於減值於收益表扣除後產生重估增值，該增值會按過往扣除減值之數目於收益表入賬。

3. 主要會計政策－續

於附屬公司之投資

於附屬公司之投資乃按成本減任何已確認減損列入本公司資產負債表。

於聯營公司之權益

綜合收益表包括本集團所佔聯營公司於收購後之年度業績。在綜合資產負債表內，於聯營公司之權益乃按本集團所佔該聯營公司之資產淨值入賬。

收入確認

出售貨品於付運及物權轉讓時獲確認。

船務服務之收入在完成船務服務合約後即獲確認。

利息收入乃根據本金額按時間比例及適用之利率計入賬項。

租金收入包括以經營租約持有物業之預收租金收入，以直線法按有關租期確認。

物業、機器及設備

除土地及樓宇與在建工程以外，物業、機器及設備均按成本減折舊及累計減損入賬。

土地及樓宇乃以重估值(即按重估日期之公平價值)減任何其後之累計折舊及任何其後之減損列入資產負債表。重估乃定期進行以確保於結算日其賬面值與採用公平價格釐定之面值不致出現重大差異。

任何土地及樓宇產生之重估增值會計入資產重估儲備。倘若某一資產之重估增值可抵銷同一資產過往列作支出之重估減值，則該部份增值會計入收益表內。因重估某一資產而減少之賬面淨值，會先從該資產在過往之資產重估儲備(如有)對銷，其餘虧損則列作支出。在出售資產或停止使用一項重估資產時，其應佔重估增值會轉往保留溢利。

3. 主要會計政策

財務報表乃按香港一般接納之會計原則及歷史成本慣例編撰，並就土地及樓宇、投資物業及投資證券之重估作出修訂。已採納之主要會計政策如下：

綜合基準

綜合財務報表包括本公司及其附屬公司截至每年三月三十一日止之財務報表。

年內收購或出售之附屬公司業績，均自該等公司實際被收購當日或於實際出售當日(視情況而定)計入綜合收益表內。

商譽

綜合賬目而產生的商譽指收購成本超逾本集團於收購當日在附屬公司的可資識別資產與負債公平價值所佔權益的數額。

於二零零一年四月一日前進行收購而產生的商譽繼續於儲備列賬，直至出售有關附屬公司或決定於商譽減損時從收益表中扣除。

於二零零一年四月一日後進行收購附屬公司而產生的商譽將撥充資本，並於估計可用經濟年期，按直線法攤銷。收購附屬公司產生的商譽在資產負債表中個別呈列。

當出售附屬公司時，計算出售之盈虧會包括有關附屬公司的未攤銷商譽應佔金額／以往於儲備中對銷的商譽。

負商譽

負商譽指本集團於收購當日在附屬公司之可資識別資產及負債之公平價值所佔權益超過收購成本的差額。

於二零零一年四月一日前進行收購所產生之負商譽繼續於儲備列賬，並將於出售有關附屬公司時計入收益內。

於二零零一年四月一日後進行收購所產生之負商譽於資產負債表個別分列為資產減值。倘負商譽與於收購當日預計之虧損或開支有關，則於該等虧損或開支產生時撥往收益。剩餘之負商譽就所購入可資識別可折舊資產之餘下平均可用年期按直線法確認為收入。倘負商譽超過所購入可資識別非貨幣資產公平價值之總額，則即時確認為收益。

1. 一般資料

本公司是在百慕達註冊成立之獲豁免有限公司。其股份在香港聯合交易所有限公司(「聯交所」)上市。本公司之最終控股公司為在英屬處女群島註冊成立之N.S. Hong Investment (BVI) Limited(「NSH」)。

本公司為投資控股公司,向各集團公司提供企業管理服務。各主要附屬公司及聯營公司之主要業務詳情分別載於附註42及43。

2. 採納經修訂會計實務準則

年內,本集團首次採納香港會計師公會頒佈之經修訂會計實務準則(「會計實務準則」)第12號(經修訂)「所得稅」。

實施《會計實務準則》第12號(經修訂)之主要影響乃關於遞延稅項。於往年度乃使用收益表負債方法(即因時差而產生之負債)就遞延稅項作出部份撥備,除非該等時差預期不會在可見將來逆轉,否則即就所產生之時差而確認負債。《會計實務準則》第12號(經修訂)要求採納資產負債表債務方法,據此,除有限之例外情況外,遞延稅項乃就財務報表內資產及負債賬面金額與計算應課稅溢利所使用之相應稅務基礎兩者間之所有暫時差別予以確認。

因缺乏有關《會計實務準則》第12號(經修訂)內列明之過渡期特別要求,這項新會計政策之變更是有追溯性的,二零零三年之比較數字亦已重列。二零零二年四月一日,年初保留溢利減少108,000港元,代表於二零零二年四月一日前因會計政策之變更而發生之累積結果。本集團於二零零二年四月一日之資產重估儲備結餘減少7,363,000港元,代表於該日期集團物業重估增值而確認之遞延稅項負債。本集團於二零零二年四月一日之商譽儲備減少5,458,000港元,該數額為於該日期就集團物業收購前重估盈餘而確認之遞延稅項負債。此項會計政策之變更亦導致截至二零零四年三月三十一日止年度之溢利及資產重估儲備分別增加2,653,000港元及減少2,611,000港元(二零零三年:分別增加363,000港元及減少276,000港元)。

	二零零四年 千港元	二零零三年 千港元
融資業務		
發行普通股本	372,588	20,069
發行股份開支	(6,552)	—
少數股東出資	69,364	2
已籌集(已償還)銀行借貸淨額	550,033	(81,278)
償還其他借款	—	(63,278)
已派股息	(32,100)	(28,280)
已派予少數股東之股息	(8,614)	(8,113)
融資業務產生(耗用)之現金淨額	944,719	(160,878)
現金及現金等值項目增加淨額	149,740	109,644
年初之現金及現金等值項目	193,680	83,900
滙兑差額影響	—	136
年終之現金及現金等值項目	343,420	193,680
列示為:		
銀行結存及現金	358,458	210,434
銀行透支	(15,038)	(16,754)
	343,420	193,680

	附註	二零零四年 千港元	二零零三年 千港元
經營業務			
經營溢利		227,242	196,138
調整項目：			
股息收入		—	(494)
利息收入		(895)	(1,345)
折舊		25,472	35,615
出售投資證券收益		(4,471)	—
聯營公司欠款準備		3,044	—
重估土地及樓宇之重估(增值)減值		(933)	759
重估投資物業之重估減值		—	800
視為出售一間附屬公司之虧損		2,555	—
商譽攤銷		678	—
出售物業、機器及設備之虧損		22	806
負商譽撥回		(169)	(75)
營運資金調動前之經營現金流量		252,545	232,204
存貨(增加)減少		(202,870)	117,826
貿易及其他應收款項之增加		(433,521)	(95,540)
已投保之貿易應收款項之增加		(147,489)	(45,226)
墊款予供應商之減少		5,115	50,876
聯營公司欠款之(增加)減少		(5,210)	964
與聯營公司之貿易應收款項之減少		75,692	15,050
貿易及其他應付款項之(減少)增加		(214,902)	96,153
已投保貿易應收款項之貼現融資之減少		(8,566)	(12,875)
經營業務(耗用)產生之現金		(679,206)	359,432
已繳香港利得税		(2,303)	(2,445)
已繳海外利得税		(250)	(265)
已付利息		(76,186)	(72,617)
經營業務(耗用)產生之現金淨額		(757,945)	284,105
投資業務			
購買物業、機器及設備		(36,096)	(17,500)
出售物業、機器及設備所得款項		6,380	9,526
購買投資證券		(13,500)	(4,817)
收購聯營公司權益		(3,159)	—
收購業務	37	(23,285)	—
出售投資證券所得款項		25,603	9,840
股息收入		—	494
收購附屬公司額外權益		(1,251)	(2,449)
已抵押存款減少(增加)		7,379	(10,022)
已收利息		895	1,345
投資業務耗用之現金淨額		(37,034)	(13,583)

綜合權益變動表

截至[illegible]

	股本 千港元	股份溢價 千港元	投資 重估儲備 千港元	資產 重估儲備 千港元	商譽儲備 千港元	特殊儲備 千港元	匯兌儲備 千港元	保留溢利 千港元	總額 千港元
於二零零二年四月一日									
一原列	65,691	281,390	(7,462)	28,162	(109,611)	9,800	–	425,209	693,179
一採納會計實務準則第12號之前調整	–	–	–	(7,363)	(5,458)	–	–	(108)	(12,929)
一重列	65,691	281,390	(7,462)	20,799	(115,069)	9,800	–	425,101	680,250
重估增值(減值)淨額	–	–	3,706	(1,464)	–	–	–	–	2,242
重估物業出現之遞延稅項責任	–	–	–	(276)	–	–	–	–	(276)
折算本集團海外業務產生之匯兌差額	–	–	–	–	–	–	2,539	–	2,539
未於收益表確認之收益(虧損)淨額	–	–	3,706	(1,740)	–	–	2,539	–	4,505
以溢價發行股份	5,398	14,671	–	–	–	–	–	–	20,069
本年度淨溢利	–	–	–	–	–	–	–	94,714	94,714
已付二零零二年度末期股息	–	–	–	–	–	–	–	(28,280)	(28,280)
於二零零三年三月三十一日	71,089	296,061	(3,756)	19,059	(115,069)	9,800	2,539	491,535	771,258
出售投資證券	–	–	3,756	–	–	–	–	–	3,756
重估增值淨額	–	–	–	13,509	–	–	–	–	13,509
重估物業出現之遞延稅項責任	–	–	–	(2,343)	–	–	–	–	(2,343)
出售物業、機器及設備後解除之遞延稅責任	–	–	–	108	–	–	–	–	108
出售物業、機器及設備	–	–	–	(620)	–	–	–	620	–
稅率變動之影響	–	–	–	(376)	–	–	–	–	(376)
折算本集團海外業務產生之匯兌差額	–	–	–	–	–	–	–	–	–
未於收益表確認之收益淨額	–	–	3,756	10,278	–	–	–	620	14,654
以溢價發行股份	28,793	343,795	–	–	–	–	–	–	372,588
發行股份開支	–	(6,552)	–	–	–	–	–	–	(6,552)
本年度淨溢利	–	–	–	–	–	–	–	111,630	111,630
已付二零零三年度末期股息	–	–	–	–	–	–	–	(32,100)	(32,100)
於二零零四年三月三十一日	99,882	633,304	–	29,337	(115,069)	9,800	2,539	571,685	1,231,478

商譽儲備包括與商譽有關之20,844,000港元(二零零三年:20,844,000港元)及與負商譽有關之135,913,000港元(二零零三年:135,913,000港元)。

本集團之保留溢利包括由本集團聯營公司保留之436,000港元(二零零三年:1,816,000港元)。

本集團之特殊儲備,乃指本公司根據一九九四年集團重組進行收購之附屬公司股份於收購當日之面值與本公司行進行換股股份面值之差額。

本公司資產負債表

二零零四年三月三十一日

	附註	二零零四年 千港元	二零零三年 千港元
非流動資產			
於附屬公司之權益	*18*	839,208	441,372
投資證券	*20*	18,600	5,100
		857,808	446,472
流動資產			
其他應收款項		150	55
可收回税項		—	819
銀行結存及現金		181	100
		331	974
資產總值		858,139	447,446
資本及儲備			
股本	*30*	99,882	71,089
股份溢價及儲備	*33*	758,257	376,357
股東資金		858,139	447,446

董事
黃裕培

董事
鄭乃銘

	附註	二零零四年 千港元	二零零三年 千港元 （重列）
非流動資產			
物業、機器及設備	14	334,959	310,415
投資物業	15	55,900	55,930
商譽	16	16,757	—
負商譽	17	(3,166)	(2,549)
於聯營公司之權益	19	2,214	435
投資證券	20	23,891	27,767
		430,555	391,998
流動資產			
存貨	21	888,038	685,168
貿易及其他應收款項	22	1,164,664	731,143
已投保之貿易應收款項	23	352,317	204,828
墊款予供應商	24	—	5,115
與聯營公司之貿易應收款項	25	61,617	137,309
聯營公司欠款	25	7,279	5,113
可收回稅項		320	1,494
已抵押存款	26	3,788	11,167
銀行結存及現金		358,458	210,434
		2,836,481	1,991,771
流動負債			
貿易及其他應付款項	27	157,244	372,146
已投保貿易應收款項之貼現融資		170,031	178,597
稅項		2,833	2,461
銀行借貸	28	1,251,392	704,200
		1,581,500	1,257,404
流動資產淨值		1,254,981	734,367
總資產減流動負債		1,685,536	1,126,365
非流動負債			
銀行借貸	28	71,624	70,499
少數股東權益		366,484	268,616
遞延稅項	29	15,950	15,992
資產淨值		1,231,478	771,258
資本及儲備			
股本	30	99,882	71,089
股份溢價及儲備		1,131,596	700,169
股東資金		1,231,478	771,258

第25頁至73頁之財務報表已於二零零四年六月二十九日獲董事會批准及授權刊發，並由下列董事代表簽署：

董事
黃裕培

董事
鄭乃銘

	附註	二零零四年 千港元	二零零三年 千港元 （重列）
營業額	4	4,393,427	3,849,254
銷售成本		(3,943,102)	(3,472,783)
毛利		450,325	376,471
其他經營收入	5	13,235	19,536
銷售及分銷支出		(102,909)	(62,370)
行政支出		(127,110)	(135,134)
其他經營支出	6	(6,299)	(2,365)
經營溢利	7	227,242	196,138
財務支出	8	(76,186)	(72,628)
		151,056	123,510
所佔聯營公司業績		(1,380)	1,219
除稅前溢利		149,676	124,729
稅項	10	(1,446)	(1,067)
未計少數股東權益前溢利		148,230	123,662
少數股東權益		(36,600)	(28,948)
本年度淨溢利	11	111,630	94,714
股息			
建議末期股息	12	48,942	31,999
		二零零四年 港仙	二零零三年 港仙
每股盈利	13		
基本		14.8	13.7
攤薄		14.3	13.5

致太平洋恩利國際控股有限公司列位股東
（於百慕達註冊成立之有限公司）

本行已完成審核載於第25至第73頁按照香港普遍採用之會計原則編製之財務報表。

董事及核數師各自之責任

貴公司之董事須編製真實與公平之財務報表。在編製該等財務報表時，董事必須貫徹採用合適之會計政策。

本行之責任乃按照百慕達公司法第90章根據本行審核工作之結果，對該等財務報表表達獨立之意見，並僅向全體股東作出報告，而不作其他用途。本行概不對本報告之內容向任何其他人士負責或承擔任何責任。

意見之基礎

本行是按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核財務報表所載數額及披露事項有關之憑證，亦包括評估董事於編製財務報表時所作出之重大估計和判斷，所釐定之會計政策是否適合 貴公司及 貴集團之情況，以及有否貫徹應用並足夠披露該等會計政策。

本行在策劃及進行審核工作時，均以取得一切本行認為必須之資料及解釋為目標，使本行能獲得充分之憑證，就該等財務報表是否存有重大的錯誤陳述，作出合理之確定。在表達意見時，本行亦已衡量該等財務報表所載之資料在整體上是否足夠。本行相信，本行之審核工作已為下列之意見建立合理之基礎。

意見

本行認為，該等財務報表均真實而公平地反映 貴公司及 貴集團於二零零四年三月三十一日之財務狀況，以及 貴集團截至該日止年度之溢利及現金流量，並按照香港公司條例規定之披露要求而妥為編製。

德勤 • 關黃陳方會計師行
執業會計師
香港

二零零四年六月二十九日

關連交易－續

利息收入乃根據恩利控股及其附屬公司，以及NFS及其附屬公司分別結欠之款額以介乎1.22%至1.44%之年利率計算。而收取恩利控股及其附屬公司之行政收入，則根據當恩利控股之股份於新加坡證券交易所有限公司上市時，於一九九六年九月三日所簽訂之管理協議(及經日期為二零零三年七月二十二日之補充協議更新)計算。冷凍海產食品乃按市場價格銷售，倘無市場價格，則按成本加若干溢利百分比計算。該等交易乃按日常及一般業務進行。

年內，本公司就NFS及其附屬公司獲授予之138,897,000港元及就恩利控股及其附屬公司獲授予之390,380,000港元銀行信貸向若干往來銀行作出擔保。本公司所作擔保為日常及一般業務中進行。

此外，恩利控股及其附屬公司就本集團及本公司獲授予之銀行信貸220,975,000港元向若干銀行作出擔保。

捐款

本集團於年內所作之慈善及其他捐款達1,151,000港元。

公司管治

除非執行董事並無特定任期外，本公司於截至二零零四年三月三十一日止年度內一直遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則(「最佳應用守則」)之規定。根據本公司之公司細則，董事(包括本公司之非執行董事)將平均每三年輪值告退，而彼等之委任將於重選時再作審定。本公司認為此舉與最佳應用守所載指引之宗旨相同。

核數師

本公司將於即將舉行之股東週年大會提呈重新委聘德勤•關黃陳方會計師行為本公司核數師之決議案。

代表董事會

黃裕翔
董事總經理

二零零四年六月二十九日

購買股份及債券之安排

除上文披露者外，本公司、其控股公司或其任何附屬公司於年內概無訂立任何安排，使本公司董事能透過購買本公司或其他法人團體之股份或債券而獲得利益。

董事於重大合約之權益

本公司、其控股公司或其任何附屬公司概無訂立與本公司董事直接或間接擁有重大權益而於年終或年內任何時間仍然生效之任何重大合約。

主要股東

於二零零四年三月三十一日，根據證券及期貨條例第336條規定由本公司置存之主要股東記錄冊所示，下列股東已知會本公司其於本公司之已發行股本之權益及短倉如下：

股東名稱	*身份*	*所持已發行普通股數目（長倉）*	*佔本公司已發行股份總數百分比*
黃垂豐	實益擁有人	505,785,438 (1)	50.64%
謝清海	實益擁有人	83,539,836 (2)	8.36%

附註：

(1) 該等股份乃以N.S. Hong Investment (BVI) Limited 名義登記，且因N.S. Hong Investment (BVI) Limited 事實上慣常以黃垂豐先生指示行事，故黃垂豐先生被視為於該等股份中擁有權益。

(2) 因謝清海被視為於Value Partners Limited 所持有之總數為83,539,836股股份中擁有權益，故視作持有該等股份。

除上文所披露者外，截至二零零四年三月三十一日，概無任何人士通知本公司其擁有本公司已發行股本之其他相關權益及短倉。

關連交易

本集團亦與National Fish & Seafood Inc.（「NFS」）及其附屬公司（本集團擁有其60%之應佔權益），以及太平洋恩利（控股）有限公司（「恩利控股」）及其附屬公司（本集團擁有其58%之應佔權益）進行下列交易。

	千港元
支付予NFS之股息	556
銷售予NFS及其附屬公司之冷凍海產食品	12,227
向NFS及其附屬公司購買冷凍海產食品	15,687
收取NFS及其附屬公司之利息收入	112
收取恩利控股及其附屬公司之行政收入	11,728
收取恩利控股及其附屬公司之利息收入	20

董事及主要行政人員之權益－續

(ii) 認購權計劃

認購權變動之詳情載於財務報表附註31。

董事及僱員擁有可認購本公司股份之認購權個人權益如下：

	認購權可予行使期間	每股認購價 港元	授出日期	所持認購權及相關股份數目 於二零零三年四月一日未行使	年內已行使	於二零零四年三月三十一日未行使
第1類：董事						
黃培圓	一九九九年七月十一日至二零零四年七月十日	1.1168	一九九七年七月十日	600,000	–	600,000
鄭乃銘	一九九八年十月二十五日至二零零三年十月二十四日	0.9440	一九九六年十月二十四日	2,000,000	(2,000,000)	–
	二零零零年八月二十一日至二零零五年八月二十日	0.3336	二零零零年二月二十一日	4,000,000	–	4,000,000
董事所持認購權總數				6,600,000	(2,000,000)	4,600,000
第2類：僱員						
僱員所持認購權總數	一九九八年十月二十五日至二零零三年十月二十四日	0.9440	一九九六年十月二十四日	600,000	(600,000)	–
授出認購權總數				7,200,000	(2,600,000)	4,600,000

年內，本公司概無授出認購權。

除上文披露者外，概無董事、主要行政人員或其聯繫人士於本公司或其任何聯營公司(定義見證券及期貨條例)之任何證券擁有任何個人、家族、公司及其他權益或短倉。

董事及主要行政人員之權益

(i) 股份

於二零零四年三月三十一日，根據証券及期貨條例第352條規定下本公司存置之登記冊所示，董事及彼等之聯繫人士擁有本公司股份之權益如下：

	所持普通股數目（長倉）			
董事姓名	*個人權益*	*家族權益*	*公司權益*	*本公司已發行股本百分比*
黃垂豐	–	–	505,785,438 (附註a)	50.64%
黃裕翔	–	422,000 (附註b)	–	0.04%
黃培圓	576,000	–	–	0.06%
鄭乃銘	1,745,280	–	–	0.17%

附註：

(a) 該等股份以N.S. Hong Investment (BVI) Limited名義登記，佔本公司已發行股本約50.64%，黃垂豐先生則因N.S. Hong Investment (BVI) Limited一向按其指示行動而被視為擁有該等股份之權益。

(b) 該等股份由黃裕翔之配偶所持有。

董事

年內及截至本報告刊發日期本公司之董事為：

執行董事：

黃垂豐 *（主席）*
黃裕翔 *（董事總經理）*
鄭鳳英
黃裕桂
黃裕培
黃培圓
鄭乃銘

獨立非執行董事：

劉嘉彥
郭琳廣

根據本公司細則規定，黃裕桂、黃裕培及鄭乃銘須輪值告退，惟彼等願膺選連任。其他董事將繼續留任。

非執行董事之任期則根據本公司細則輪值告退止。

董事之服務合約

黃裕翔、鄭鳳英、黃裕桂、黃裕培及鄭乃銘均各自與本公司之附屬公司簽署服務協議。此等服務協議有效至因事故或其中一方給予不少於一年之書面通知予以終止協議為止，惟鄭乃銘之服務協議需要不少於六個月之書面通知。

除上述披露者外，擬於即將舉行之股東週年大會上膺選連任之董事，均無與本集團訂立本集團不得於一年內予以終止而不給予賠償(法定賠償除外)之服務合約。

投資物業

本集團已於二零零四年三月三十一日重估其投資物業。

本集團投資物業之變動詳情載於財務報表附註15。

附屬公司及聯營公司

於二零零四年三月三十一日，本公司各主要附屬公司及本集團聯營公司之詳情分別載於財務報表附註42及43。

購買、出售或贖回本公司上市股份

年內，除財務報表附註20所述本公司一間附屬公司出售其持有之全部本公司股份外，本公司或其任何附屬公司概無購買、出售或購回任何本公司上市股份。

股本、認購權及認股權證

有關股本、認購權及認股權證之變動詳情分別載於財務報表附註30、31及32。

優先購買權

本公司之公司細則及百慕達法例概無有關優先購買權之規定。

借貸

本集團銀行借貸之詳情載於財務報表附註28。

年內，本集團概無將任何利息撥充資本。

董事會欣然呈報本公司截至二零零四年三月三十一日止年度年報及經審核之財務報表。

主要業務

本公司乃為一家投資控股公司，並為本集團屬下公司提供企業管理服務。其附屬公司主要從事全球採購、岸上加工及國際分銷多種冷凍海產食品、海上燃料買賣及提供船務與代理服務，以及蔬菜耕種、加工及供應。

本集團之營業額及經營溢利按主要業務及市場劃分載於財務報表附註4。

客戶及供應商

本集團最大之五名客戶合共約佔本集團營業額約34.9%，其中最大之一名客戶佔13.7%；本集團最大之五名供應商合共佔本集團總採購額約45.1%，其中最大供應商則佔15.7%。

於年內任何時間，本公司概無任何董事、彼等之聯繫人士或據本公司董事會所知持有本公司股本5%以上之股東，在本集團最大之五名客戶或供應商中擁有任何權益。

業績及溢利分配

本集團截至二零零四年三月三十一日止年度之業績載於第25頁之綜合收益表內。

董事會建議派發予於二零零四年九月九日營業時間結束時名列本公司股東名冊之股東，末期股息每股4.9港仙，合共48,942,000港元，並保留本年度之餘下溢利62,688,000港元。

物業、機器及設備

年內，本集團耗資約36,096,000港元於物業、機器及設備，主要用作擴充位於中華人民共和國(「中國」)及美國廠房之生產能力。

有關上述及本集團物業、機器及設備之其他變動詳情載於財務報表附註14。

獨立非執行董事

郭琳廣先生，太平紳士，四十八歲，香港執業律師，現為郭葉律師行之主管合夥人，同時具有澳洲、英國及新加坡之執業律師資格。郭先生亦為香港會計師公會及澳洲註冊會計師會會員。郭先生畢業於澳洲悉尼大學，並分別取得經濟學士學位(主修會計及經濟)、法律學士學位及法律碩士學位。

郭先生現為消費者委員會副主席、葵涌醫院／瑪嘉烈醫院管治委員會委員、交通意外傷亡援助諮詢委員會委員及貿易及工業諮詢委員會委員，亦為中華人民共和國廣西自治區政協委員。

劉嘉彥先生，四十八歲，香港執業會計師。劉先生於一九七九年畢業於加拿大英屬哥倫比亞大學，自一九八二年成為加拿大艾伯塔省會計師公會之會員，並自一九八六年起成為香港會計師公會之會員。劉先生於一九八零年至一九八六年間曾任職卡加里及渥太華之Thorne Riddell，目前則為執業會計師劉白會計師事務所有限公司之執業董事。

執行董事

黃垂豐先生，六十九歲，本公司之創辦人兼主席。黃先生現時就本集團整體政策提供意見，彼在商品及其他產品貿易方面已累積超過四十年經驗，其中包括二十年從事海產業務之經驗。

黃裕翔先生，四十五歲，本公司之董事總經理，負責本集團整體政策、策略規劃、發展、投資及整體管理。黃先生畢業於美國路易西安那州之巴滕魯日市路易西安那州立大學，主修國際貿易及金融，且在海產食品貿易方面擁有超過二十年經驗。彼於一九八六年加入本公司，在此之前，彼亦於船務代理業務租賃及營運往返亞洲港口之遠洋輪船方面擁有經驗。

鄭鳳英女士，六十八歲，本公司之執行董事，負責行政總務及策略規劃。鄭女士於一九八六年加入本集團，在行政及財務投資方面擁有超過二十七年經驗。

黃裕桂先生，四十三歲，本公司之執行董事，負責所有於中國之冷凍海產及蔬菜產品生產工作。黃先生於美國路易西安那州夏文市之Southeastern Louisiana University修讀。由一九八三年至一九八九年，黃先生為台灣一家漁業貿易公司之總裁。一九八九年，黃先生加入本集團，出任中國業務總經理，負責中國業務之日常運作和貿易事務，以及負責在南美洲、印度、中國和俄羅斯採購冷凍海產食品。於一九九四年，黃先生辭任本公司，及後於一九九六年三月再次加入本集團。

黃裕培先生，四十一歲，本公司之執行董事，負責在中國以外地區銷售及推廣本集團冷凍海產食品。黃先生畢業於美國路易西安那州新奧良Loyola University，主修工商管理，在海產食品貿易業務方面擁有逾十七年經驗。黃先生於一九八七年加入本公司，在此之前，彼曾在台灣一家漁業貿易公司任職貿易經理達三年。

黃培圓女士，三十一歲，本公司之執行董事，負責採購在中國市場銷售之冷凍海產，並負責國際銷售及將冷凍海產推銷至中國以外其他市場。黃女士畢業於美國Bloomington Indiana University，於一九九五年加入本集團。

鄭乃銘先生，四十歲，本公司之財務董事兼公司秘書，負責公司財政工作及整體財務管理及規劃。鄭先生畢業於香港大學，主修社會科學，並為香港會計師公會之會員。鄭先生於一九九四年初加入本公司，在此之前，彼曾於香港一家國際會計師行工作超過六年。

展望 — 續

發展精緻食品

作為本集團推行垂直整合的策略一部份，本集團最近新設一個精緻食品部藉以開發及加工高價值及專門產品，例如麵包糠、醃製、油醃及烤製魚柳及魚切塊。本集團相信這個部門將能為集團帶來新的增長動力。

在中國直接分銷

在中國銷售冷凍魚類將繼續成為主要收入來源。由於中國正在不斷開發，人民可使用的收入日益增加，對魚類的需求亦勢將持續增長。根據糧食及農業組織最近期於二零零二年的貿易統計數字所示，中國現為第八大魚類進口國。本集團將進一步加強在中國的分銷業務，以便進一步提高市場滲透率及知名度。

致謝

本人謹代表董事會，向各客戶、供應商、往來銀行、業務夥伴及股東之不斷支持表示衷心謝意。本人亦向本公司僱員與本集團業務相關之漁民及農民朋友致謝，感謝他們為本年度良好業績作出的貢獻。

本人以樂觀的態度預期集團在未來一年中實現更多遠景目標及潛力。本人相信我們的努力將不斷為本公司股東帶來豐厚的回報。

董事總經理
黃裕翔
謹啟

二零零四年六月二十九日

業務回顧－續

僱員及酬金

於二零零四年三月三十一日， 本集團僱用合共5,180名僱員。本集團根據行業標準釐定薪酬待遇，並會每年作出檢討。本集團可按照僱員個別表現及本集團業績向僱員發放花紅，其他員工福利包括醫療津貼及強制性公積金。本公司及其非全資附屬公司太平洋恩利（控股）有限公司各設有僱員購股權計劃， 可按選定之合資格僱員對本公司之貢獻向其授出購股權。

展望

展望將來，本集團將著重物色機會以進一步擴大本集團產品類別及拓展現有及新市場。本集團將繼續堅定履行承諾，放眼於全球的策略。集團富靈活性的業務模式為開發新產品提供廣闊的空間，且龐大的分銷網絡可讓本集團更能滿足客戶需要。

為提升邊際利潤，本集團將不斷制訂嶄新及集中的業務策略以改進業務運作。本集團亦將會加強與客戶及供應商之關係。本集團能在客戶有需要時給予其所需，正是本集團賴以成功的主要因素之一。

採購

藉著成立中港漁業，本集團有意研究及識別新的及未被充份開發的海產食品種類，以供應給全球人口。現時在海洋捕獲的漁類中約47%用作非食品消耗。另外，還有許多過量捕撈及浪費情況發生。本集團致力探索、加工及發展一直被受忽視的阿拉斯加狹鱈，使其成為現今最多元化、最大需求及最佳銷量的白肉魚之一，反映了本集團獨到的遠見及能力。

加工

世界各地的客戶一直在品質、價格及回應市場的敏鋭力方面追尋適合的解決方案，而且愈來愈多客戶選擇中國以滿足其供應方面的需要。本集團深信，在中國並無其他公司擁有與太平洋恩利相若的龐大規模、全球性兼靈活的業務模式。

本集團將建造一間新廠房以提升現有加工能力。新加工中心不僅有助大幅增加產量及提升生產力，亦能為生產增值產品及產品多樣化而提供更大靈活性。本集團亦透過把加工工序外判予中國的優質廠房從而擴大生產能力。所有該等措施預期可顯著提升營運效率，繼而加強本集團在全球市場的地位。

業務回顧－續

產品分析－*續*

蔬菜和種植部

蔬菜銷售錄得營業額44,000,000港元，較去年增加9%。西方市場佔蔬菜銷售總額68%。最受歡迎產品為菠菜、西蘭花和洋蔥。儘管蔬菜銷售與成熟的海產業務相比仍屬微不足道，但自從五年前推出蔬菜銷售之後，其穩定增長令人鼓舞，本集團有信心蔬菜及種植業務將會繼續對本集團日後發展作出貢獻。

食品安全

為建立行業標準及全國性範圍的食品安全意識，本集團於二零零三年五月在中國設立首間獨立商業食品殘留物分析實驗室，諾安檢測服務有限公司(「諾安」)。諾安專門進行食品分析，儀器技術採用Central Science Laboratory使用並獲英國皇家認可委員會認可的標準操作程式。該實驗室獲頒發ISO 17025 國際標準認證，向廣泛的中國及國際企業提供支援服務，為確保產自中國的食品達到甚至超過國際認可標準獻一分力。

流動資金及財務資源

於二零零四年三月三十一日， 本集團之銀行借貸增加71%，由二零零三年之775,000,000港元增加至1,323,000,000港元。由於捕魚季節推遲使本年的主要採購活動在三月才展開。故此，本集團增加利用短期貸款以應付庫存及消除貿易應收賬項的影響。

於二零零四年三月三十一日，本集團手頭現金增加至362,000,000港元，二零零三年則為221,000,000港元。

於二零零四年三月三十一日，本集團資本上升60%至1,230,000,000港元。二零零四年二月，本集團透過配售145,000,000股新股集資244,000,000港元。此外，透過認購認股權證，本集團年內集資119,000,000港元。股本擴大後，本集團可為新加工廠的建設提供資金及為業務發展提供所需營運資金。

二零零四年度債務淨額與股東權益比率為60%。

由於本集團並無任何重大未對沖外幣交易， 故本集團所面對之外匯風險甚微。本集團以自然對沖、遠期合約及期權，積極抵禦外匯風險。投機貨幣之交易是嚴格禁止的。

若干附屬公司之股份已抵押予銀行以取得存貨信貸。

業務回顧－續

產品分析



蔬菜 1%
1% 船務服務
魚柳及魚切塊 43%
55% 冷凍魚類

海產部

太平洋恩利海產部自二十年前以冷凍海產業務為基礎，經過多年不斷發展，至今已臻成熟，成為世界主要冷凍海產生產商兼供應商之一。於二零零四財政年度，本集團冷凍海產食品銷售額達4,300,000,000港元，即共售出約283,000公噸海產食品，較去年的244,000公噸增加16%。

採購及貿易

年內，本集團共售出約192,000公噸冷凍魚類，去年則為168,000公噸，銷售額增加15.9%至2,440,000,000港元。冷凍魚主要銷往中國，並繼續為本集團營業額最大的產品，佔總銷售額55.6%。

加工

魚柳及魚切塊的銷售額增加11.8%至1,880,000,000港元，佔總銷售額42.9%。其強勁增長主要來自世界各地的魚柳及魚塊加工廠紛紛遷往中國。於二零零四年財政年度，本集團售出91,000公噸冷凍魚柳及魚切塊，銷售額增加21%。

太平洋恩利將集團本身定位為統管生產及銷售之綜合食品供應商，一直以來不斷物色商機擴闊產品範圍。年內，本集團將鹽腌魚柳產品引入美國的西班牙裔市場及地中海國家，如西班牙、葡萄牙及希臘。本集團相信，可於該等市場提供更多產品的機會甚高。

業務回顧－續

本集團貫徹先前所述之企業發展策略，致力物色適合之投資及收購項目，以促進本集團之業務增長。本集團最近之兩項收購正好反映本集團這方面的策略。本集團於二零零三年八月向Frozen Specialties, Inc. 收購Matlaw的冷凍海產生產綫（「Matlaw」）。此項收購包含Matlaw公司的釀蜆、蟹和扇貝產品的品牌、配方、生產設備和存貨。著名的Matlaw's®品牌不但確保太平洋恩利可獲得持續收益，亦可透過Matlaw的現有分銷渠道及客源為集團引進新產品提供強大支援。

於二零零四年三月，本集團簽署了一份有條件買賣協議， 收購中漁國際有限公司（「中漁國際」）49.9%股權而有關收購預計於不久將來完成。此策略性收購使本集團在貿易業務上能更易獲得所需之原材料供應，並能進一步整合本集團之採購業務，從而提高本集團營運效率。

營運回顧

市場分析


東歐 1%
3% 日本
1% 其他地區
西歐 21%
53% 中國
北美洲 21%

中國一直是太平洋恩利的主要收入來源，佔二零零四財政年度總銷售額之53.4%。中國人民生活越趨富庶，其強勁的消費能力以及對健康飲食的注重改變了他們的飲食習慣，從而刺激了其對集團多元化的海產食品的需求。根據糧食及農業組織的食物平衡表所示，中國於二零零一年的水產人均消耗量約為24.8公斤，與一九九零年的11.5公斤相比，有相當大的增幅。本集團在中國市場的銷售額增加21.5%至2,340,000,000港元，去年則為1,930,000,000港元。

於二零零四財政年度，西歐已超越美國成為本集團第二大市場，銷售額上升18.7%至939,000,000港元。歐洲人現時流行小份量餐食及快餐，致使歐洲成為本集團魚柳的重要進口市場。於一九九九至二零零三年間，本集團於該市場的魚柳銷售年複合增長率為43%，反映需求不斷上升的趨勢。

於二零零四財政年度，北美的銷售額維持穩定，為901,000,000港元。

借貸總額


百萬港元
1,600
1,400
1,200
1,000
800
600
400
200
0
918
775
1,323
2002
2003
2004

於三月三十一日

資產負債比率


100.00%
80.00%
60.00%
40.00%
20.00%
0.00%
87
53
60
2002
2003
2004

於三月三十一日

於二零零四年三月三十一日，銀行貸款總額為1,323,000,000港元，比去年775,000,000港元增加71%。此乃由於捕魚期的延遲從而令本集團採購活動推遲所致。本集團需動用短期銀行貸款以確保充足營運資金來應付存貨及應收賬項。淨資產負債比率為60%，負債淨額指計息借款減已投保貿易應收賬項之貼現墊款及於財務機構之現金及存款。股東權益包括股東資金及少數股東權益。

溢利分配

為貫徹本集團之一貫股息政策，即向股東每年一次分派本集團純利之三分之一作為全年股息，董事會已建議向股東宣派末期股息每股普通股4.9港仙。

業務回顧

二零零四財政年度是太平洋恩利成功的一年。本公司再一個年度錄得強勁盈利增長，各項業務措施以及整體財務靈活性均有顯著進步。儘管面對全球不明朗因素及嚴重急性呼吸系統綜合症（非典型肺炎）爆發的挑戰，本集團仍專注明確的企業使命一成為一家全面綜合的國際食品公司。本集團嚴格控制品質及遵循國際安全標準，已成功地將冷凍海產及蔬菜跨越地域界限打入外地市場，並取得令人鼓舞的業績增長。冷凍海產於市場的整體銷量持續增加，部份有賴於集團本身完善的銷售策略及加工能力的提升。

利息盈利率

由於本集團之盈利率增加，利息盈利率由去年2.70倍改善至2.98倍。


倍數
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2.30
2.70
2.98
2002
2003
2004

三月三十一日年結

存貨週轉期

存貨週轉期保持在82天。


天
100
80
60
40
20
0
92
72
82
2002
2003
2004

三月三十一日年結

應收賬款週轉期及貿易應收賬項

應收賬款周轉期由47天增加至56天。同時，貿易應收賬項亦上升35%至672,000,000港元。此乃由於俄羅斯政府推遲分配捕魚配額，因而推遲捕魚作業的開始時間。捕魚期的延遲無可避免地影響到本集團二零零四年第四季之採購活動。與往年在一月份採購不同，今年主要採購活動集中在三月份開始，對魚貨供應方面產生連鎖影響，最終影響客戶付款時間，因而令本集團於年底的應收賬項出現暫時性的急升。


天
80
60
40
20
0
48
47
56
2002
2003
2004

三月三十一日年結


百萬港元
1400
1200
1000
800
600
400
200
0
693
771
1,231
2002
2003
2004

於三月三十一日

股東資金

因配售145,000,000股股份及認購認股權證分別集資244,000,000港元及119,000,000港元，股東資金增加60%至1,231,000,000港元。擴大後之資本不但提供興建新加工廠所需的融資，更為本集團日後拓展業務提供充足的營運資金。


港元
1.25
1.20
1.15
1.10
1.05
1.00
0.95
1.06
1.08
1.23
2002
2003
2004

於三月三十一日

每股資產淨值

每股資產淨值增加13.9%至1.23港元。

毛利率


12.00%
8.00%
4.00%
0.00%
10.21
9.78
10.25
2002
2003
2004

三月三十一日年結

純利率


4.00%
3.00%
2.00%
1.00%
0.00%
2.99
3.21
3.37
2002
2003
2004

三月三十一日年結

本集團之毛利率亦由二零零三年財政年度9.78%上升至二零零四年財政年度10.25%，此乃增加對策略伙伴直接銷售所致。純利率由3.21%增加至3.37%（純利率＝未計少數股東權益前溢利／營業額）。


港仙
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
12.2
13.7
14.8
2002
2003
2004

三月三十一日年結

每股盈利

年內每股盈利為14.8港仙，與二零零三年財政年度13.7港仙比較，增加8.0%，反映出本公司盈利能力增強。

本人欣然呈報太平洋恩利國際控股有限公司(「太平洋恩利」或「本公司」)及其附屬公司(「本集團」)又一個年度的傑出財務業績。

本年度標誌著太平洋恩利一個重要里程碑－本集團慶祝其在香港聯合交易所主板上市十周年。在過去十年中,我們證明我們有能力應付日益複雜的全球經濟而產生的各種挑戰,同時抓緊機會拓展業務及市場。我們相信,秉持遠見以及堅持向客戶提供高質量產品及可靠服務的宗旨,乃太平洋恩利取得驕人成就的基石。本集團過去十年優良的財務記錄,充分證明其涵蓋直接採購、加工及分銷於一身的靈活及整合經營模式的成功。

財務摘要


百萬港元
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,547
3,849
4,393
2002
2003
2004

三月三十一日年結

營業額

於二零零四年財政年度,本集團之營業額增加14.1%至4,393,000,000港元。營業額增長主要由於目前市場對冷凍海產之需求增加。

經營溢利


百萬港元
250
200
150
100
50
0
190
196
227
2002
2003
2004

三月三十一日年結

股東應佔溢利


百萬港元
120
100
80
60
40
20
0
80
95
112
2002
2003
2004

三月三十一日年結

本財政年度內,本集團之盈利能力獲得改善。經營溢利增加15.9%至227,000,000港元。股東應佔溢利由95,000,000港元增加至二零零四年財政年度112,000,000港元,增幅為17.9%。


太平洋恩利國際控股有限公司
資源發展及貿易部
加工及分銷售
蔬菜及種植部
中國加工業務
運輸及船務代理
船務代理部
物流供應
船舶租賃部
運輸船舶
全球採購及供應
採購部
國際採購業務
俄羅斯業務
供應部
國際銷售業務
中國銷售業務
捕漁業務
海產加工業務
北美加工業務
National Fish & Seafood, Inc. (60%)
中國加工業務
分包加工部
中國十六家分包加工廠
直接加工部
三家自營工廠
市場推廣部
北美銷售業務
歐洲銷售業務
中國銷售業務
分銷部
北美分銷部
National Fish & Seafood, Inc. (60%)
中國分銷業務
Pelican Food
歐洲分銷業務

董事會

執行董事
黃垂豐 *主席*
黃裕翔 *董事總經理*
鄭鳳英
黃裕桂
黃裕培
黃培圓
鄭乃銘

獨立非執行董事
郭琳廣
劉嘉彥

審計委員會

郭琳廣
劉嘉彥

公司秘書

鄭乃銘

律師

麥堅時律師行

核數師

德勤・關黃陳方會計師行

主要往來銀行

Bank Mandiri
中國銀行
東方滙理銀行
恒生銀行
滙豐銀行
荷蘭合作銀行
渣打銀行

註冊辦事處

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

主要辦事處

香港
干諾道西188號
香港商業中心
3201-3215室

百慕達股份過戶主要登記處

The Bank of Bermuda Limited
6 Front Street
Hamilton HM11
Bermuda

香港股份過戶登記分處

秘書商業服務有限公司
香港
灣仔
告士打道56號
東亞銀行港灣中心
地下

公司簡介

太平洋恩利國際控股有限公司自一九八六年起從事各種冷凍食品之採購、加工及分銷業務，業務遍及中華人民共和國、北美洲、南美洲、歐洲、非洲及亞洲等全球三十六個國家。本公司之客戶包括批發商、零售商、加工商、再加工商及機構客戶。

本公司於一九九四年在香港聯交所上市，總部位於香港，而辦事處則遍佈中國、新加坡、俄羅斯及北美洲。一九九六年，本集團屬下經營採購及貿易業務之太平洋恩利(控股)有限公司另行在新加坡證券交易所有限公司上市。

公司宗旨

太平洋恩利國際控股有限公司之經營宗旨乃成為一家全面綜合之國際食品公司，透過多元化之分銷網絡，採購、生產、加工及分銷其營養豐富之冷凍食品，以迎合全球注重價值與健康之廣大消費者之需求。

目錄



2004年年報

太平洋恩利國際控股有限公司